

A CENTURY OF PROGRESS

ANNUAL REPORT 2023



APPLIED Industrial Technologies® | CELEBRATING 100 YEARS

At 100 years, Applied's differentiated industry position is apparent – from our legacy Service Center network to our leading engineered fluid power and flow control solutions, and a scaling presence across advanced automation technologies. We are proud to be a critical partner for our customers' most valuable assets and supply chain investments.

Although Applied® has a vastly larger scope today than when we began, our founding philosophy has remained unchanged: **Taking Care of the Customer**. The associates of Applied continue to uphold this philosophy and deliver world-class service through comprehensive product and service solutions that generate customer success.

The driving force behind all we do is our Core Values that are reflective of the Company as a whole; the individual responsibilities of each associate; and the promises and commitments made to customers, associates, suppliers, communities, and shareholders. The Applied Core Values include: Integrity, Respect, Customer Focus, Commitment to Excellence, Accountability, Innovation, Continuous Improvement, and Teamwork. These Core Values resonate throughout the organization to guide associates and reinforce performance standards, every day.

Throughout 2023, our centennial celebration has been one of recognizing our evolution, success and continued progress. Looking ahead, we are excited to build on Applied's history through our multi-faceted strategy of enhancing and leveraging our core Service Center operations, while expanding across higher-engineered solutions tied to advanced automation, industrial power, and process technologies.

Across Applied, we have more to do and more to achieve… supporting All Things Industrial® to keep industry running – productively!

1923
Single product category (bearings), selling to car & truck dealers

2023
Leading technical distributor & solutions provider with multi-channel capabilities that offer choice, convenience, and expertise in virtually all industrial markets

- **570+ Facilities** (Worldwide)
- **6,200+ Associates**
- **8.8M+ SKUs**
- **$4.4B+ Sales**

At June 30, 2023

- **Founded as The Ohio Ball Bearing Co.**
- **1 Location** (Cleveland)
- **3 Associates**
- **$82K Sales**

Core Service Center Segment – Focused on MRO motion & power control solutions for critical break-fix applications

Industrial Motion
Leading Technical Distributor & Solutions Provider Across Critical Industrial Infrastructure

Maintenance Supplies
Leading National Distributor for C-Class MRO Supplies Through Vendor Managed Inventory (VMI) & Vending Solutions

E-Business
Growing in Today's Digital Technologies, Offering Customization to Streamline the Online Procurement Process





To Our Stakeholders:

I am extremely proud of the Applied® teams' strong performance in fiscal 2023. Successful execution of our strategic initiatives combined with benefits from our industry position and disciplined capital deployment drove a pivotal year for our business. Sales exceeded $4 billion and EBITDA margins reached record highs on the back of top-tier organic growth, operational discipline, and ongoing expansion of our next-generation Automation platform.

We also delivered record free cash generation inclusive of working capital investment and higher capital spending, further reinforcing our growth capacity going forward and highlighting our enhanced cash flow power as we scale and optimize our business. At the same time, we made significant progress toward our long-term objectives and positioning the Company to fully capture secular and structural tailwinds gaining momentum across our core markets, including through talent initiatives and advancing our technical engineered solutions.

From our financial results to the feedback we receive from customers, suppliers, and other stakeholders… our value proposition and ongoing evolution are resonating at a high level across our core marketplace.

This progress is particularly exciting as we reflect on our Company's history, including celebrating our centennial anniversary during the year – a very proud and gratifying moment for Applied and our talented teams around the world. Our rich history and culture remain a guiding framework as we forge ahead on our strategy and continue to advance our leading technical capabilities throughout our industry.

Continued on next page

Engineered Solutions Segment – Specializing in distributing, engineering, designing, & integrating hydraulic, pneumatic, & flow control technologies, as well as advanced automation solutions

Fluid Power

Leading the Industry in Innovative Technology Solutions; Unmatched Engineered Systems Design, Assembly, Integration, & Service Capabilities

Flow Control

Leading Provider of Process Flow Control Products & Services for Mission-Critical & Full-Cycle Solutions

Automation

Growing Provider of Next-Generation Automation Supplies & Solutions Focused on Machine Vision, Robotics, Motion, & Digital Technologies







FISCAL 2023
IN REVIEW

Fiscal 2023 Financial Highlights

Achieved record sales, gross margin, EBITDA, EBITDA margin, EPS, and free cash flow

› **Sales of $4.4 billion,** up 15.8% year-over-year including 15.7% on an organic basis

› **EPS of $8.84;** Non-GAAP adjusted EPS of $8.75, up 32.9% year-over-year [a]

› **EBITDA margin of 11.9%,** up 114 bps year-over-year; inclusive of an unfavorable 18 bps LIFO impact [b]

Generated $344 million of operating cash, and $317 million of free cash; inclusive of growth-related working capital investment and capex [c]

Deployed $157 million toward M&A, debt reduction, dividends, and share buybacks

Raised quarterly dividend to $0.35 per share, our 14th dividend increase since 2010

Refer to the inside back cover for:

(a) Reconciliation of Net Income and Net Income Per Share to Adjusted Net Income and Adjusted Net Income Per Share

(b) Reconciliation of EBITDA

(c) Reconciliation of Free Cash Flow

Our success in fiscal 2023 is partially the result of strategic investments and initiatives that have positioned Applied® for stronger growth and operating leverage relative to our legacy trends. Over the past five years, we have grown sales, EBITDA, and adjusted EPS a respective 8%, 14%, and 19% on a compounded annual basis, which is inclusive of the pandemic driven downturn in calendar 2020. Our performance over this period includes average quarterly organic sales growth in the mid-teens and more than 200 basis points of EBITDA margin expansion within the past two years. In addition, our competitive position and operational rigor have never been stronger. This is evident by the significant improvement in our return on capital metrics throughout the year, which are the highest in more than 10 years.

Overall, in a year that faced ongoing headwinds from supply chain constraints and persistent inflation, to a mixed macro and demand backdrop, we exceeded our commitments and created meaningful value for our customers, suppliers, and all stakeholders. This is clear when considering our share price increased 51% in fiscal 2023, while our market capitalization is nearing $6 billion compared to $2 billion in fiscal 2020.

Our performance also demonstrates the consistency that our teams are executing, as well as the breadth of catalysts across many areas of our business. Of note, our core Service Center network continues to benefit from a number of internal initiatives aimed at driving greater sales force effectiveness. This includes using more analytics and various sales process tools to identify and capture new business opportunities. Furthermore, ongoing talent investments continue to supplement our sales momentum.

At the same time, we are seeing solid traction with our cross-selling initiative. From flow control products supporting process maintenance, to emerging robotic technologies addressing labor and safety initiatives at our customers' facilities, the full suite of technical solutions we offer today is meaningful to the value proposition permeating across our service centers. In addition, growth opportunities are arising as customers continue to consolidate their spend with more capable distributors offering leading technical support and solutions.

This is particularly relevant given our market focus around critical motion and powertrain products in demanding applications, including notable requirements around supplier brands and local service reliability.

What's more, we continue to focus on expanding outside of our legacy core offering including across higher-engineered solutions tied to fluid power, process flow control, and advanced automation. Within our Fluid Power operations, our technical and engineering capabilities are in greater demand from OEMs as they face rapid innovation and accelerate integration of advanced features into their equipment. We are also integral to our customers' sustainability initiatives, from enhancing the overall efficiency and life cycle of hydraulic systems and power units, to helping design and integrate new electrification features within fluid power systems. We are in the early innings of the development of these opportunities, yet they are positively influencing our business funnel and represent an emerging area of potential growth for Applied® longer term.

Our strategic expansion into Flow Control in 2018 is a great example of the evolution of our channel capabilities and end-market mix that is providing more resiliency to our growth and margin profile today. Demand for our higher-margin process flow control products and solutions strengthened in fiscal 2023 as MRO activity and capital spending on process infrastructure was strong across longer and later-cycle end markets, such as Chemicals, Food & Beverage, Utilities, Energy, and Pulp & Paper.

Continued on next page

Continued from previous page

In addition, our flow control solutions are increasingly used in applications tied to our customers' decarbonization efforts and other required infrastructure investments as end markets transition around new energy requirements. This includes providing technical support for the configuration, assembly, and testing of process systems.

As it relates to our expanding Automation platform focused on next-generation robotics, machine vision, and digital solutions, we saw a strong underlying demand backdrop in fiscal 2023. Sales grew a solid 11% on an organic basis against ongoing supply chain constraints. We also made additional progress further scaling and optimizing this strategic growth area of our business.

The acquisitions of Automation, Inc. and Advanced Motion Systems Inc. during the year broadened our footprint in the U.S. Upper Midwest and Upper Northeast. Both companies brought established customer and supplier relationships, along with an experienced team highly regarded for their technical application expertise that aligns with our growth strategy, market focus, and value proposition.

We also made traction with our greenfield expansion initiatives across the Southwest and Southeast regions. Our automation expansion continues to diversify our end-market exposure with solid sales growth across Biotech, Life Sciences, Data Centers, and Consumer Packaging verticals during the year. Further, customer interest and new business opportunities remain elevated, with our sales funnel and pre-sales engineering activity at record highs.

With sales now annualizing around $200 million, and representing close to 15% of our Engineered Solutions segment, our Automation platform is becoming a key contributor to our financial performance, growth trajectory, and business profile.

Along with sustained top-line momentum, our team did an exceptional job of managing inflationary pressures through channel execution, pricing actions, and additional countermeasures, as well as controlling costs as we leverage our operational excellence initiatives, shared services model, and technology investments. These efforts resulted in more than 10 basis points of gross margin expansion, high-teen incremental margins, and more than 100 basis points of EBITDA margin expansion during the year despite ongoing LIFO headwinds. Combined with our ongoing working capital initiatives, we grew free cash during fiscal 2023 by nearly 90% over the prior year – achieving record levels.

The consistent performance in these areas is not surprising when considering the ingrained culture of operational execution and cost accountability that continues to run deep throughout Applied®, as well as the inherent cash flow potential of our business model. As our growth profile and operating efficiencies have strengthened, we are seeing a greater level of operating leverage across Applied that should continue to augment our earnings power and cash flow going forward.

LOOKING AHEAD

As we move into fiscal 2024, we see considerable potential to unlock across Applied® as we further our evolution and reinforce our position as the leading solutions provider for our customers' most valuable production assets and supply chain reliability. Similar to a year ago when we began fiscal 2023, the current macro backdrop is driving uncertainty as to how industrial activity will track into fiscal 2024.

Higher capital costs, tighter credit conditions, and ongoing labor and supply chain constraints will likely remain drags on end-market spending and customers' budgets in the near term. That said, we remain constructive that our industry position and self-help opportunities can sustain above market performance, and continue to drive a robust business funnel that presents many new and diverse growth catalysts both near and long term.

Regardless of the trajectory of cycle dynamics near term, we are intently focused on continuing to enhance our underlying operational strength and scaling our business as we progress toward our next strategic objectives. Our teams and alignment are strong as the underlying flywheel effect embedded in our strategy builds momentum. At its core, this is centered around optimizing and leveraging our legacy service center operations as secular tailwinds gain speed, while expanding across higher margin engineered solutions tied to advanced automation, industrial power, and process technologies.

We expect this multi-faceted strategy to present many new growth prospects. Within our Service Center network, we are expanding into new vertical markets tied to electric vehicle production, semi-conductors, renewable energy, life sciences, logistics, and wastewater. We are also engaging supplier partners and developing solutions for the adoption of IoT and smart systems. Our domain expertise and technical sales knowledge are invaluable assets to have in the channel as these emerging business opportunities gain momentum.

Continued on next page

Continued from previous page

In our Fluid Power operations, we are leading the way in developing and integrating solutions supporting the advancement of digital control technologies, as well as autonomous and electrified equipment. Our engineering capabilities set us in a strong competitive position to capture this fluid power growth tailwind. We are also adding capacity in regions related to the technology end market, including further strengthening the growth potential of our fluid power systems across the semi-conductor sector for years to come.

Plus, we see notable growth potential in expanding our solutions tied to sustainable initiatives and the energy transition. Of note, our Flow Control business is engaging strategic suppliers and identifying opportunities around biogas and carbon capture, as well as hydrogen and lithium production. Our broad flow control product portfolio combined with our engineering capabilities are integral to the ongoing build-out of various flow systems and processes utilized in these emerging "green" market opportunities.

The outlook on our next-generation Automation platform is also encouraging. We continue to develop new approaches to best serve our growing customer base and further enhance our market position, including through proprietary turnkey solutions and leading application expertise. We expect ongoing labor constraints and evolving production considerations to accelerate demand for our leading engineering capabilities across functions, such as machine tending, palletizing, and quality control.

These applications present meaningful and scalable growth vectors as we extend our automation solutions across our embedded service center customer base, and continue to expand our geographic footprint throughout North America. Overall, we see significant potential to further grow this platform into fiscal 2024 and beyond through M&A and organic initiatives.

Demonstrated ESG Commitment:

100 YEARS

of Conducting Business Ethically & Responsibly

We also remain focused on advancing our commitment and opportunity around ESG (environmental, social, and governance). This includes extending our strong foundation of quality brands, innovative solutions, dedicated customer service, sound ethics and a commitment to our Core Values. It also means building on our legacy of being a responsible corporate citizen by implementing greener practices in our operations, promoting diversity, fostering continuous learning across our organization, and supporting our communities.

We are also expanding ways we can help customers advance their sustainability initiatives and drive more energy efficient processes across their facilities. We highlighted some of these sustainable solutions and opportunities above (including electrification in fluid power systems and decarbonization efforts across our flow control operations), and will provide further detail on these initiatives going forward. We welcome you to review our 2023 Environmental, Social & Governance Report that demonstrates our impact and ongoing commitment to key ESG topics.

Lastly, we enter fiscal 2024 with a healthy balance sheet, including more than $300 million of cash on hand and more than $1.5 billion in balance sheet capacity. We expect favorable cash generation to sustain as our working capital requirements moderate following heavy investment in recent years. This provides significant firepower to drive ongoing organic investment, as well as potentially accelerate accretive M&A. Our top M&A priorities remain focused on automation, fluid power, and flow control. We also continue to evaluate select M&A opportunities across our Service Center network, aimed at optimizing our market coverage, talent, and

service capabilities as we look to fully leverage and capture the significant growth potential continuing to develop in our core service center business. This includes tailwinds tied to reshoring, customer capex investments, and technical supply chain requirements.

Based on this backdrop and the strong performance in fiscal 2023, we have increased our intermediate financial objectives and now target sales of more than $5.5 billion and EBITDA margins of more than 13%. We believe these objectives are well within the Company's capability and can be achieved within the next five years, or sooner, depending on broader macro conditions, the cadence of M&A, and other factors.

Across the organization, our team is engaged and ready to execute on these next milestones, which we believe provides the framework for significant value creation for all stakeholders.

Thank you for your continued trust and support.



Neil A. Schrimsher
President & Chief Executive Officer

August 11, 2023

Directors and Leadership Team

Board of Directors*

Peter C. Wallace (2, 3, 4)
Chairman of the Board of Directors
Former Chief Executive Officer
Gardner Denver, Inc.
(Equipment Manufacturer)
Former President and Chief Executive Officer
Robbins & Myers, Inc.
(Equipment Manufacturer)

Madhuri A. Andrews (1, 2)
Executive Vice President
and Chief Information Officer
MKS Instruments, Inc.
(Technology Solutions Provider)

Shelly M. Chadwick (1, 2)
Vice President, Finance and Chief Financial Officer
Materion Corporation
(High-Performance Engineered Materials)

Mary Dean Hall (1, 2)
Executive Vice President and
Chief Financial Officer
Ingevity Corporation
(Specialty Chemicals, High-Performance Carbon Materials, and Engineered Polymers)

Dan P. Komnenovich (1, 2)
Former President and Chief Executive Officer
Aviall, Inc.
(Aviation Parts, Related Aftermarket Operations)

Robert J. Pagano, Jr. (1, 2, 4)
President and Chief Executive Officer
Watts Water Technologies, Inc.
(Plumbing, Heating, and Water Quality Solutions)

Vincent K. Petrella (1, 2, 3, 4)
Former Executive Vice President
Lincoln Electric Holdings, Inc.
(Welding, Brazing Products Manufacturer)

Joe A. Raver (2, 3, 4)
Former President and Chief Executive Officer
Hillenbrand, Inc.
(Diversified Industrial Company)

Neil A. Schrimsher (3)
President & Chief Executive Officer
Applied Industrial Technologies, Inc.

Officers*

Neil A. Schrimsher
President & Chief Executive Officer

David K. Wells
Vice President – Chief Financial Officer, Treasurer, & Principal Accounting Officer

Jon S. Ploetz
Vice President – General Counsel & Secretary

Warren E. "Bud" Hoffner
Vice President, General Manager – Fluid Power & Flow Control

Kurt W. Loring
Vice President – Chief Human Resources Officer

Jason W. Vasquez
Vice President – Sales & Marketing, U.S. Service Centers

Ryan D. Cieslak
Assistant Treasurer

Senior Management*

Mike R. Allen
President – Applied Industrial Technologies, LP (Canada)

Ivan J. Batista
General Director – Rafael Benitez Carrillo, Inc. (Puerto Rico)

Barbara D. Emery
Vice President – Human Resources

David S. Green
Vice President – North Atlantic Area

Thomas R. Hayes
Vice President – Southeast Area

James A. Jeffiers
Vice President – Central States Area

Lonny D. Lawrence
Vice President – Information Technology

Tracie M. Longpre
Vice President – Supply Chain

Joe Mangiapane
Managing Director – Australia & New Zealand

Jeremy S. Moorman
Vice President – Operational Excellence

Sergio H. Nevárez
President – Applied Mexico

Darren B. "Ben" Padd
Vice President – Midwest Area

William P. Rozier
Vice President – Western Area

** At June 30, 2023*

Committees of the Board

(1) Audit Committee
Chair: Vincent K. Petrella

(2) Corporate Governance & Sustainabilty Committee
Chair: Peter C. Wallace

(3) Executive Committee
Chair: Peter C. Wallace

(4) Executive Organization & Compensation Committee
Chair: Joe A. Raver

This report contains statements that are forward-looking, as that term is defined by the Securities and Exchange Commission in its rules, regulations and releases. Applied® intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors, including those identified on pages 1, 7-12 and 26 of Applied's Form 10-K for the fiscal year ended June 30, 2023 included herein. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by Applied or any other person that results expressed will be achieved.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

 For the fiscal year ended JUNE 30, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

 For the transition period from ___ to ___

Commission file number 1-2299

APPLIED INDUSTRIAL TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Ohio	**34-0117420**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Applied Plaza Cleveland Ohio	**44115**
(Address of Principal Executive Offices)	(Zip Code)

(216) 426-4000

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, without par value	AIT	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.1D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter (December 31, 2022): $4,758,283,000.

The registrant had outstanding 38,656,774 shares of common stock as of August 4, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the annual meeting of shareholders of Applied Industrial Technologies, Inc., to be held October 24, 2023, are incorporated by reference into Parts II, III, and IV of this Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT

This report, including the documents incorporated by reference, contains statements that are forward-looking, based on management's current expectations about the future. Forward-looking statements are often identified by qualifiers such as "guidance," "expect," "believe," "plan," "intend," "will," "should," "could," "would," "anticipate," "estimate," "forecast," "may," "optimistic" and derivative or similar words or expressions. Similarly, descriptions of our objectives, strategies, plans, or goals are also forward-looking statements. These statements may discuss, among other things, expected growth, future sales, future cash flows, future capital expenditures, future performance, and the anticipation and expectations of Applied Industrial Technologies, Inc. ("Applied") and its management as to future occurrences and trends. Applied intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations, and releases.

Readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors, many of which are outside Applied's control. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of those statements should not be regarded as a representation by Applied or another person that the results expressed in the statements will be achieved. In addition, Applied assumes no obligation publicly to update or revise forward-looking statements, whether because of new information or events, or otherwise, except as may be required by law.

Applied believes its primary risk factors include, but are not limited to, those identified in the following sections of this annual report on Form 10-K: "Risk Factors" in Item 1A; "Narrative Description of Business," in Item 1, section (c); and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7. PLEASE READ THOSE DISCLOSURES CAREFULLY.

PART I

ITEM 1. <u>BUSINESS.</u>

In this annual report on Form 10-K, "Applied" refers to Applied Industrial Technologies, Inc., an Ohio corporation. References to "we," "us," "our," and "the Company" refer to Applied and its subsidiaries.

We are a leading distributor and solutions provider of industrial motion, power, control, and automation technologies. Through our comprehensive network of approximately 6,200 employee associates and approximately 580 facilities including service center, fluid power, flow control, and automation operations, as well as repair shops and distribution centers, we offer a selection of more than 8.8 million stock keeping units with a focus on industrial bearings, power transmission products, fluid power components and systems, specialty flow control, and advanced factory automation solutions. We market our products with a set of service solutions including inventory management, engineering, design, assembly, repair, and systems integration, as well as customized mechanical, fabricated rubber, and shop services. Our customers use our products and services for both MRO (maintenance, repair, and operating) and OEM (original equipment manufacturing) applications across a variety of end markets primarily in North America, as well as Australia, New Zealand, and Singapore. Headquartered in Cleveland, Ohio, Applied and its predecessor companies have engaged in business since 1923.

Our internet address is www.applied.com. The following documents are available via hyperlink from the investor relations area of our website:

- Applied's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, together with Section 16 insider beneficial stock ownership reports - these documents are posted as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission
- Applied's Code of Business Ethics
- Applied's Board of Directors Governance Principles and Practices
- Applied's Director Independence Standards
- Charters for the Audit, Corporate Governance & Sustainability, and Executive Organization & Compensation Committees of Applied's Board of Directors

The information available via hyperlink from our website is not incorporated into this annual report on Form 10-K.

GENERAL DEVELOPMENT OF BUSINESS

Information regarding developments in our business can be found in Item 7 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." This information is incorporated here by reference.

VALUE PROPOSITION

We serve a segment of the industrial market that requires technical expertise and service given that our products and solutions are directly tied to companies' production and efficiency initiatives. As such, we believe we are integral to our customers' supply chains considering the critical nature and direct exposure our solutions have on our customers' core production equipment and plant capabilities. While we compete with other distributors and service providers offering products and solutions addressing this area of the industrial supply chain, we believe our industry position and value proposition benefits from relative advantages tied to the following key attributes:

1) Technical expertise in motion control technologies and related service offerings
2) Broad in-stock product offering, inventory availability, and repair capabilities
3) Tenured relationships with industrial customers and leading suppliers
4) Scale and proximity of our service center network relative to customer facilities
5) Leading positions in engineered fluid power and flow control solutions
6) Expanding capabilities in advanced automation solutions and smart technologies
7) Talent acquisition and development of technically-oriented sales associates, engineers, and service personnel
8) Business systems and distribution capabilities
9) Complementary offerings including indirect consumable supply inventory management

We focus on helping customers minimize their production downtime, improve machine performance, and reduce overall procurement and maintenance costs, as well as optimize the efficiency and safety of their facilities and equipment. A primary focus for our service center network is responding to a critical "break-fix" situation, which requires knowledge of a customer's facility, localized inventory, timely delivery capabilities, service execution, and accountability. In addition, our fluid power, flow control, and automation operations design, engineer, and integrate solutions focused on making a customer's operations and equipment more productive, cost and energy-efficient, and automated. We believe our products and solutions are increasingly critical within the industrial supply chain given increased manufacturing activity in the U.S., potential reshoring or localization of supply chains across North America, greater supply chain investments following the pandemic, an aging and tighter customer labor force, more sophisticated production equipment and processes, a greater focus on plant floor optimization, and compliance and regulatory requirements.

INDUSTRY AND COMPETITION

We primarily compete within North America which we believe offers significant growth potential given our industry position, established distribution and sales network, market fragmentation, and customer technical requirements, as well as opportunities tied to automation and smart technologies. In addition, reshoring and localization of supply chains could be a meaningful growth catalyst in years to come. Growth within our industry is influenced by broader industrial production and capacity utilization, as well as inflation, labor dynamics, capital spending, geopolitical events, factory optimization initiatives, changes in industrial equipment technologies, and supply chain requirements.

Our principal competitors are specialist and general line distributors of bearings, power transmission products, fluid power components and systems, flow control solutions, industrial rubber products, linear motion components, and automation solutions, and, to a lesser extent, providers of tools, safety products, and other industrial and maintenance supplies. These competitors include local, regional, national, and multinational operations. We also compete with original equipment manufacturers and integrators. The identity and number of our competitors vary throughout the geographic, industry, and product markets we serve.

STRATEGIC GROWTH AND OPERATIONAL OPPORTUNITIES

- **Optimize operations and capture market share across our core service center network**. Our network of service centers located close to industrial companies allows us to respond quickly and effectively to critical MRO situations involving direct production infrastructure and industrial equipment. We believe more sophisticated industrial production processes and customer labor constraints, as well as increased industrial capacity and manufacturing activity across North America could drive greater demand for our products and services. We continue to deploy initiatives to further enhance our capabilities across our service center network and gain market share. These include investments in analytics, strategic account penetration, sales process optimization, talent development, and digital channel solutions, as well as fully leveraging and cross-selling our expanded product and service platform across fluid power, flow control, automation, and consumables solutions.

- **Extend our leading fluid power and flow control position as demand for comprehensive solutions grows**. We provide innovative fluid power and flow control solutions including systems design and engineering, electronic control integration, software programming, valve actuation, compliance consulting, fabrication and assembly, and dedicated service and repair. Demand for these solutions is increasing across a variety of industrial, off-highway mobile, technology, and process related applications given a greater focus on power consumption, plant efficiency and automation, emissions control, electrification, remote monitoring, advancements in machining, regulatory and compliance standards, and data analytics. We believe our service and engineering capabilities, shop network, and supplier relationships, combined with our software coding and smart technology application knowledge, are key competitive advantages. We see opportunities to leverage these advantages across new and underserved geographies, as well as through new commercial solutions that could drive a greater share gain of this market opportunity in coming years.

- **Expand automation platform and develop growth around emerging industrial technologies**. We are expanding our position and capabilities focused on advanced factory automation and smart technologies that optimize and connect customers' industrial supply chains. We believe we have a favorable position to capture this addressable market given our technical product focus, service capabilities, embedded customer relationships and knowledge across direct production infrastructure and equipment, and existing supplier relationships. Following several business acquisitions made in recent years, we now offer products and solutions focused on the design, assembly, integration, and distribution of machine vision, robotics, digital networking, and motion control technologies. Our emerging growth across these areas is diversifying our end-market exposure with greater penetration into technology, life sciences, logistics, and food and beverage industries. We expect to continue to expand our automation footprint and capabilities in coming years, as well as pursue opportunities tied to the Industrial Internet of Things (IIoT). We believe this market potential could be meaningful as technology continues to converge within traditional industrial supply chains and end-markets.

- **Execute ongoing operational initiatives supporting margin expansion**. We have a number of initiatives focused on driving operational improvements throughout the organization. Systems investments in recent years including common ERP platforms are supporting opportunities in leveraging shared services, refining our sales management process, and standardizing pricing and sourcing functions, while we continue to optimize our shop and distribution network and analytics. We also remain focused on achieving margin synergies across our operations following expansion into flow control and automation. This includes enhanced pricing functions, leveraging vendor procurement, freight savings, and refined cost management. Combined with growth in more profitable areas of our business and our history of cost accountability, we see ongoing opportunity to optimize our margin profile and cash generation in coming years.

- **Pursue value-creating acquisitions to supplement growth and strengthen industry position**. We expect to pursue additional acquisitions aligned with our growth strategy and long-term financial targets. We view acquisitions as an important growth consideration given high fragmentation, greater operational and technical requirements, and supplier authorizations within the markets we serve. We believe our sourcing strategy, cash generation capabilities, industry relationships, and operational discipline are key to our acquisition success. In addition, dedicated corporate teams and related support functions provide strategic oversight of critical work streams and integration execution, which we believe enhances our ability to capture synergistic value. Over the near to intermediate-term, our acquisition priorities are focused on continuing to expand our current offerings, while further enhancing our technical differentiation and value-added service capabilities.

OPERATIONS

Our distribution and sales network consists of approximately 450 locations in our Service Center Distribution segment and approximately 130 locations in our Engineered Solutions segment. This includes service centers, distribution centers, and facilities tied to our fluid power, flow control, and automation operations. Our service centers resemble local inventory hubs located in close proximity to our customers and focused primarily on MRO related fulfillment and service needs. Our fluid power, flow control, and automation locations support technical and shop-oriented services integral to the more specialized and integrated nature of the products and solutions they provide. Other operations and channels we market through include inventory management services for indirect consumable supplies and digital solutions including our Applied.com website, electronic data interchange (EDI) and other electronic interfaces with customers' technology platforms and plant maintenance systems.

Our distribution centers provide daily service to our service centers, helping replenish inventories and shipping products directly to customers where appropriate. An efficient supply chain and timely delivery of our products is vital to our value proposition particularly when customers require products for emergency repairs. We utilize dedicated third-party transportation providers, our own delivery vehicles, as well as surface and air common carrier and courier services. Customers may also pick up items at our service centers. We maintain product inventory levels at each service center tailored to the local market. These inventories consist of standard items as well as other items specific to local customer demand.

Our operations are primarily based in the U.S. where 87% of our fiscal 2023 sales were generated. We also have international operations, the largest of which is in Canada (7% of fiscal 2023 sales) with the balance (6% of fiscal 2023 sales) in Mexico, Australia, New Zealand, and Singapore.

SUPPLIERS

We are a leading distributor of products including bearings, power transmission products, engineered fluid power components and systems, specialty flow control solutions, advanced automation products, industrial rubber products, linear motion components, tools, safety products, and other industrial and maintenance supplies.

These products are generally supplied to us by manufacturers whom we serve as a non-exclusive distributor. The suppliers also may provide us product training, as well as sales and marketing support. Authorizations to represent particular suppliers and product lines vary by geographic region, particularly for our fluid power, flow control, and automation businesses. We believe our supplier relationships are generally good, and many have existed for decades. The disruption of relationships with certain suppliers, or the disruption of their operations, could adversely affect our business.

Our product suppliers typically confine their direct sales activities to large-volume transactions, mainly with large original equipment manufacturers. The suppliers generally do not sell maintenance and repair products directly to the customer, but instead refer the customer to us or another distributor.

MARKETS

We purchase from thousands of product manufacturers and resell the products to thousands of customers in a wide variety of industries, including agriculture and food processing, cement, chemicals and petrochemicals, fabricated

4

metals, forest products, industrial machinery and equipment, life sciences, mining, oil and gas, primary metals, technology, transportation, and utilities, as well as to government entities. Customers range from very large businesses, with which we may have multiple-location relationships, to very small ones. We are not significantly dependent on a single customer or group of customers, the loss of which would have a material adverse effect on our business as a whole, and no single customer accounts for more than 4% of our fiscal 2023 sales.

SERVICES

We believe part of our success, differentiation, and competitive advantage is attributable to the comprehensive set of services and solutions we provide, which we view as critical given the technical nature and application of our core product offering of motion, power, control, and automation technologies. The foundation of our service capabilities lies with our technically-oriented associate team, which includes engineers, industry segment specialists, mechanics, technicians, fluid power specialists, as well as our systems, shop network, and supplier relationships. We believe knowledge and service capabilities relating to our core product offering are increasingly needed across our customer base given skilled labor constraints within their operations, maintenance requirements, and more sophisticated plant equipment and processes. Our services and solutions help customers minimize production downtime, improve machine performance, expand their engineering capabilities, and reduce overall procurement and maintenance costs. By providing high levels of service, product and industry expertise, and technical support, while at the same time offering product breadth and competitive pricing, we believe we develop stronger, longer-lasting, and more profitable customer relationships.   See the Reportable Segments section below for more detail on the various service solutions we provide to customers.

REPORTABLE SEGMENTS

We report results of operations in two segments: 1) Service Center Based Distribution, and 2) Engineered Solutions. In fiscal 2023, our Service Center Based Distribution segment represented 67% of our total sales, while our Engineered Solutions segment represented 33% of our total sales.

Service Center Based Distribution. Our Service Center Based Distribution segment includes our legacy MRO distribution operations across North America, Australia, and New Zealand. This business operates through local service centers and distribution centers with a focus on providing products and services addressing the maintenance and repair of motion control infrastructure and production equipment. Products primarily include industrial bearings, motors, belting, drives, couplings, pumps, linear motion products, hydraulic and pneumatic components, filtration supplies, and hoses, as well as other related supplies for general operational needs of customers' machinery and equipment.

Service center locations are stocked with product inventory tailored to each local market and staffed with customer sales and service representatives, account managers, as well as product and industry specialists. Customer sales and service representatives receive, process, and expedite customer orders, provide product information, and assist account managers in serving customers. Account managers make onsite calls to customers to provide product information, identify customer requirements, make recommendations, and assist in implementing equipment maintenance and storeroom management programs. Industry specialists assist with product applications in their areas of expertise. Service centers market product offerings with a suite of services that create additional value for the customer. This includes onsite training, product fabrication and repair, and inventory management solutions. We also provide analysis and measurement of productivity improvement and cost savings potential from these services through our Applied Documented Value-Added® (DVA®) reports.

The segment includes operations focused on certain end markets and indirect consumable supplies through vendor managed inventory solutions, as well as regional fabricated rubber shops and service field crews, which install, modify, and repair conveyor belts and rubber linings, and make hose assemblies in accordance with customer requirements.

Engineered Solutions. Our Engineered Solutions segment includes our operations that specialize in distributing, engineering, designing, integrating, and repairing hydraulic and pneumatic fluid power technologies, and engineered flow control products and services. We believe we are the largest distributor and solutions provider of fluid power and industrial flow control products and solutions in the U.S. The segment also includes our operations that focus on advanced automation solutions, including machine vision, robotics, motion control, and smart technologies.

Our fluid power operations offer products and services primarily used within industrial, off-highway mobile, and technology applications. Fluid power products include hydraulic and pneumatic technologies using liquids and gases to transmit power, typically in smaller spaces than other forms of power transmission. Hydraulic products offer high power to weight ratios, high torque at low speeds, and power reliability, while pneumatic products are focused on lightweight applications in need of speed and precision. Our fluid power products and solutions are commonly used for off-highway equipment, heavy industrial equipment and machines at factories, marine and offshore equipment, factory automation, food processing equipment, packaging operations, and downstream energy process systems. Operations are supported by a team of certified fluid power specialists, mechanics, technicians, and engineers that provide technical services ranging from system design and integration, electronic control integration, hydraulic assemblies, repair and rebuild, manifold design and assembly, customized filtration solutions, software programming and repair, and hydraulic system retrofits, and integration of autonomous and electrification features.

Our specialty flow control operations provide highly engineered process flow control products, solutions, and services. Products include pumps, valves, fittings, hoses, process instrumentation, actuators, and filtration supplies which are used to control the flow of liquids and gases in mission-critical industrial applications. Our flow control products and services are focused on MRO related applications; OEMs; and engineering, procurement, and construction (EPC) firms across a variety of industries including chemicals, steel, power, oil and gas, pulp and paper, life sciences, pharmaceuticals, food and beverage, and general industrials. Similar to our fluid power operations, our flow control offering includes technical service capabilities such as flow control systems integration, repair services, valve actuation, process instrumentation, pipe and hose fabrication, and compliance consulting. Our flow control solutions are increasingly used in applications tied to required infrastructure for decarbonization initiatives, including providing technical support for the configuration, assembly, and testing of process systems.

Our advanced automation operations provide solutions focused on the design, assembly, integration, and distribution of machine vision, collaborative robots, mobile robots, RFID, industrial networking, and machine learning technologies for OEMs, machine builders, integrators, and other industrial and technology end users. Products and solutions are marketed across a variety of industries including technology, medical, life sciences, biotechnology, data centers, food and beverage, logistics, consumer, and general industrial. Our automation business helps customers develop, produce, and integrate machine and facility automation solutions using comprehensive technology and application knowledge. A core element of our strategy and value proposition within automation is our value-added and engineered solution capabilities, enabling us to provide in-depth consultative, design, engineering, assembly, testing, and support services for various customer requirements.

HUMAN CAPITAL

We attribute our business success to talented, dedicated employee associates who live our Core Values of integrity, respect, customer focus, commitment to excellence, accountability, innovation, continuous improvement, and teamwork.

At June 30, 2023, we had approximately 6,200 associates across six countries, with geographic and segment counts as follows:

Country	Associates
United States	4,800
Canada	650
Other Countries	750

Segment	Associates
Service Center Based Distribution	4,050
Engineered Solutions	1,850
Other	300

Associate Development. We strive to attract, retain, and develop a diverse group of high-performing associates, empowering them to achieve their potential and providing them opportunities to test their skills, increase their responsibilities, and advance their careers. Applied's commitment to associate development is reflected in our investments in a learning management system (offering a wide array of internal facilitated training courses, supplier product training, and other third-party courses), a modern social learning platform, and in-person training through which associates can continually expand their knowledge base and position themselves to achieve their professional goals. During the fiscal year we implemented manager training on the importance of identifying and providing resources for associate mental health needs. Approximately 55% of eligible managers have completed this training as of the end of the fiscal year.

Compensation and Benefits. We seek to provide competitive compensation and benefits in order to help attract and retain high quality associates. In the U.S., Applied offers comprehensive benefits with choices to fit our associates' varied needs, including the following: medical, dental, vision, and prescription drug insurance; short and long-term disability benefits; life insurance plans; Section 401(k) retirement savings plan with company match; paid vacations and holidays; incentive programs in support of our pay for performance culture; an employee assistance program; and an educational reimbursement program.

Diversity and Inclusion. We are committed to a diverse and inclusive workplace that is respectful to all associates and believe this serves as a cornerstone for a strong company. We employ multiple initiatives to recruit, train, and advance diverse associates. In the area of recruitment, for example, we engage in on-campus events and recruitment strategies that increase our exposure to diverse populations in order to enhance the diversity of our applicant pool.

Health and Safety. Applied is also committed to the safety and well-being of our associates. In the U.S., all associates are required to complete specific assigned online training courses annually, which include offerings on workplace safety hazards and vehicle safety. In addition, role-specific training is assigned based on the types of hazards associates may face while carrying out their job function, such as training modules on operating in confined spaces, forklift operation, and lockout/tagout procedures. Our U.S. associates completed over 35,000 safety training courses during the fiscal year, helping to raise awareness of workplace risks.

SEASONALITY

Our business has exhibited minor seasonality. In particular, sales per day during the first half of our fiscal year have historically been slightly lower than the second half due, in part, to the impact of customer plant shutdowns, summer vacations and holidays.

PATENTS, TRADEMARKS, TRADE NAMES, AND LICENSES

Customer recognition of our service marks and trade names, including Applied Industrial Technologies®, Applied®, and AIT®, is an important contributing factor to our sales. Patents and licenses are not of material importance to our business.

RAW MATERIALS AND GENERAL BUSINESS CONDITIONS

Our operations are dependent on general industrial and economic conditions. We would be adversely affected by the unavailability of raw materials to our suppliers, prolonged labor disputes experienced by suppliers or customers, or by events or conditions that have an adverse effect on industrial activity generally in the markets we serve or on key customer industries.

ENVIRONMENTAL LAWS

We believe that compliance with government regulations relating to the discharge of materials into the environment or otherwise relating to environmental protection will not have a material adverse effect on our capital expenditures, earnings, or competitive position.

ITEM 1A. <u>RISK FACTORS.</u>

In addition to other information set forth in this report, you should carefully consider the following factors that could materially affect our business, financial condition, or results of operations. The risks described below are not the only risks facing the Company. Certain risks are identified below in Item 7 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." This information is incorporated here by reference. Additional risks not currently known to us, risks that could apply broadly to issuers, or risks that we currently deem immaterial, may also impact our business and operations. Risks can also change over time. Further, the disclosure of a risk should not be interpreted to imply that the risk has not already materialized.

GENERAL ECONOMIC AND INDUSTRY RISKS

Our business depends heavily on the operating levels of our customers and the factors that affect them, including general economic conditions. The markets for our products and services are subject to conditions or events that affect demand for goods and materials that our customers produce. Consequently, demand for our products and services has been and will continue to be influenced by most of the same factors that affect demand for and production of customers' goods and materials.

When customers or prospective customers reduce production levels because of lower demand, increased supply, higher costs, supply chain or labor market disruptions, tight credit conditions, unfavorable currency exchange rates, adverse trade policies, foreign competition, other competitive disadvantage, offshoring of production, geopolitical instability, or other reasons, their need for our products and services diminishes. Selling prices and terms of sale come under pressure, adversely affecting the profitability and the durability of customer relationships, and credit losses may increase. Inventory management becomes more difficult in times of economic uncertainty. Volatile economic and credit conditions also make it more difficult for us, as well as our customers and suppliers, to forecast and plan future business activities.

Our business, results of operation and financial condition have been, and could in the future be, adversely affected by a pandemic, epidemic or other public health emergency. The COVID-19 pandemic created significant volatility, uncertainty, and economic disruption, and resulted in lost or delayed sales to us, and we experienced business disruptions as we modified our business practices. Another pandemic, including a new COVID-19 variant, or other public health emergency, together with preventative measures taken to contain or mitigate such crises, could impact our results of operations and financial condition in a variety of ways, such as: impact our customers such that the demand for our products and services could change; disrupt our supply chain and impact the ability of our suppliers to provide products as required; disrupt our ability to sell and provide our products and services and otherwise operate effectively; increase incremental costs resulting from the adoption of preventative measures and compliance with regulatory requirements; create financial hardship on customers, including by creating restrictions on their ability to pay for our services and products; result in closures of our facilities or the facilities of our customers or suppliers; and reduce customer demand on purchasing incentives we earn from suppliers.

In addition, a pandemic or other public health emergency could impact the proper functioning of financial and capital markets, foreign currency exchange rates, product and energy costs, labor supply and costs, and interest rates. Any pandemic or other public health emergency could also amplify the other risks and uncertainties described in this Annual Report on Form 10-K.

We cannot reasonably predict the ultimate impact of any pandemic or other public health emergency, including the extent of any adverse impact on our business, results of operations and financial condition, which will depend on, among other things, the duration and spread, the impact of governmental regulations that may be imposed in response, the effectiveness of actions taken to contain or mitigate the outbreak, the availability, safety and efficacy of vaccines, including against emerging variants of the infectious disease, and global economic conditions.

Supply chain disruptions could adversely affect our results of operations and financial condition. Our supply chain, including transportation availability, staffing, and cost, could be disrupted by natural or human-induced events or conditions, such as power or telecommunications outage, security incident, terrorist attack, war, other geopolitical events, public health emergency, earthquake, extreme weather events, fire, flood, other natural disasters, transportation disruption, labor actions, including strikes, raw materials shortages, financial problems or insolvency, trade regulations or actions, inadequate manufacturing capacity or utilization to meet demand, or other reasons beyond our control. For example, the COVID-19 pandemic disrupted certain suppliers' operations and our ability to procure product to meet customer demand fully and timely. When we can find acceptable alternate sources for certain products, they may cost more. Impairment of our ability to meet customer demand could result in lost sales, increased costs, reduced profitability, and damage to our reputation.

Consolidation in our customers' and suppliers' industries could adversely affect our business and financial results. Consolidation continues among our product suppliers and customers. As customer industries consolidate or customers otherwise aggregate their purchasing power, a greater proportion of our sales could be derived from large volume contracts, which could adversely impact margins. Consolidation among customers can produce changes in their purchasing strategies, potentially shifting blocks of business among competing distributors and contributing to volatility in our sales and pressure on prices. Similarly, continued consolidation among suppliers could reduce our ability to negotiate favorable pricing and other commercial terms for our inventory purchases. There can be no assurance we will be able to take advantage of consolidation trends.

An increase in competition could decrease sales or earnings. We operate in a highly competitive industry. The industry remains fragmented, but is consolidating. Our principal competitors are specialist and general line distributors of bearings, power transmission products, fluid power components and systems, flow control solutions, automation technologies, industrial rubber products, linear motion components, tools, safety products, oilfield supplies, and other industrial and maintenance supplies. These competitors include local, regional, national, and multinational operations, and can include catalog and e-commerce companies. Competition is largely focused in the local service area and is generally based on product line breadth, product availability, service capabilities, and price. Existing competitors have, and future competitors may have, greater financial or other resources than we do, broader or more appealing product or service offerings, greater market presence, stronger relationships with key suppliers or customers, or better name recognition. If existing or future competitors seek to gain or to retain market share by aggressive pricing strategies or sales methods, business acquisition, or otherwise through competitive advantage, our sales and profitability could be adversely affected. Our success will also be affected by our ability to continue to provide competitive offerings as customer preferences or demands evolve, for example with respect to product and service types, brands, quality, or prices. Technological evolution or other factors can render product and service offerings obsolete, potentially impairing our competitive position and our inventory values.

Our operations outside the United States increase our exposure to global economic and political conditions and currency exchange volatility. Foreign operations contributed 13% of our sales in 2023. This presence outside the U.S. increases risks associated with exposure to more volatile economic conditions, political instability, cultural and legal differences in conducting business (including corrupt practices), economic and trade policy actions, and currency exchange fluctuations.

Our foreign operations' results are reported in the local currency and then translated into U.S. dollars at applicable exchange rates for inclusion in our consolidated financial statements. Fluctuations in currency exchange rates affect our operating results and financial position, as well as the comparability of results between financial periods.

STRATEGIC AND OPERATIONAL RISKS

Our business could be adversely affected if we do not successfully execute our strategies to grow sales and earnings. We have numerous strategies and initiatives to grow sales, leveraging the breadth of our product offering, supplier relationships, and value-added technical capabilities to differentiate us and improve our competitive position. We also continually seek to enhance gross margins, manage costs, and otherwise improve earnings. Many of our activities target improvements to the consistency of our operating practices across our hundreds of locations. If we do not implement these initiatives effectively, or if for other reasons they are unsuccessful, our business could be adversely affected.

Loss of key supplier authorizations, lack of product availability, or changes in distribution programs could adversely affect our sales and earnings. Our business depends on maintaining an immediately available supply of various products to meet customer demand. Many of our relationships with key product suppliers are longstanding, but are terminable by either party. The loss of key supplier authorizations, or a substantial decrease in the availability of their products (including due to supply chain disruptions, as noted above), could put us at a competitive disadvantage and have a material adverse effect on our business.

In addition, as a distributor, we face the risk of key product suppliers changing their relationships with distributors generally, or us in particular, in a manner that adversely impacts us. For example, key suppliers could change the following: the prices we must pay for their products relative to other distributors or relative to competing brands; the geographic or product line breadth of distributor authorizations; the number of distributor authorizations; supplier purchasing incentive or other support programs; product purchase or stocking expectations; or the extent to which the suppliers seek to serve end users directly.

The purchasing incentives we earn from product suppliers can be impacted if we reduce our purchases in response to declining customer demand. Certain product suppliers have historically offered to their distributors, including us, incentives for purchasing their products. In addition to market, customer account-specific, or transaction-specific incentives, certain suppliers pay incentives to the distributor for attaining specific purchase volumes during a program period.   In some cases, to earn incentives, we must achieve year-over-year growth in purchases with the supplier. When demand for our products declines, we may be less inclined to add inventory to take advantage of certain incentive programs, thereby potentially adversely impacting our profitability.

Volatility in product, energy, labor, and other costs can affect our profitability. Product manufacturers may adjust the prices of products we distribute for many reasons, including changes in their costs for raw materials, components, energy, labor, and tariffs and taxes on imports. In addition, a portion of our own distribution costs is composed of fuel for our sales and delivery vehicles, freight, and utility expenses for our facilities. Labor costs are our largest expense. Our ability to pass along increases in our costs in a timely manner to our customers depends on execution, market conditions, and contractual limitations. Failing to pass along price increases timely in an inflationary environment, such as the current economic climate, or not maintaining sales volume while increasing prices, could significantly reduce our profitability.

While increases in the cost of products, labor, or energy could be damaging to us, decreases in those costs, particularly if severe, could also adversely impact us by creating deflation in selling prices, which could cause our gross profit margin to deteriorate. Changes in energy or raw materials costs can also adversely affect customers; for example, declines in oil, gas, and coal prices may negatively impact customers operating in those industries and, consequently, our sales to those customers.

Changes in customer or product mix and downward pressure on sales prices could cause our gross profit percentage to fluctuate or decline. Because we serve thousands of customers in many end markets, and offer millions of products, with varying profitability levels, changes in our customer or product mix could cause our gross profit percentage to fluctuate or decline. Downward pressure on sales prices could also cause our gross profit percentage to fluctuate or decline. We can experience downward pressure on sales prices as a result of deflation, pressure from customers to reduce costs, or increased competition.

Our ability to transact business is highly reliant on information systems. A disruption or security breach could materially affect our business, financial condition, or results of operation. We depend on information systems to, among other things, process customer orders, manage inventory and accounts receivable collections, purchase products, manage accounts payable processes, ship products to customers on a timely basis, maintain cost-effective operations, provide superior service to customers, conduct business communications, and compile financial results. A serious, prolonged disruption of our information systems, due to man-made or natural causes, including power or telecommunications outage, or breach in security, could materially impair fundamental business processes and increase expenses, decrease sales, or otherwise reduce earnings.

Because of our reliance on information systems, we are vulnerable to the growing threat of damage or intrusion from computer viruses or other cyber-attacks, including ransomware and business e-mail compromise, on our systems. Despite precautions taken to prevent or mitigate the risks of such incidents, breaches of our systems could not only cause business disruption, but could also result in the theft of funds, the theft, loss, or disclosure of proprietary or confidential information, or the breach of customer, supplier, or employee information. A security incident involving our systems, or even an inadvertent failure to comply with data privacy and security laws and regulations, could negatively impact our sales, damage our reputation, and cause us to incur unanticipated legal liability, remediation costs, and other losses and expenses.

Acquisitions are a key component of our anticipated growth. We may not be able to identify or to complete future acquisitions, to integrate them effectively into our operations, or to realize their anticipated benefits. Many industries we serve are mature. As a result, acquisitions of businesses have been important to our growth. While we wish to continue to acquire businesses, we may not be able to identify and to negotiate suitable acquisitions, to obtain financing for them on satisfactory terms, or otherwise to complete acquisitions. In addition, existing and future competitors, and private equity firms, increasingly compete with us for acquisitions, which can increase prices and reduce the number of suitable opportunities; the acquisitions they make can also adversely impact our market position.

We seek acquisition opportunities that complement and expand our operations. However, substantial costs, delays, or other difficulties related to integrating acquisitions could adversely affect our business or financial results. For example, we could face significant challenges in consolidating functions, integrating information systems, personnel, and operations, and implementing procedures and controls in a timely and efficient manner.

Further, even if we successfully integrate the acquisitions with our operations, we may not be able to realize cost savings, sales, profit levels, or other benefits that we anticipate from these acquisitions, either as to amount or in the time frame we expect. Our ability to realize anticipated benefits may be affected by a number of factors, including the following: our ability to achieve planned operating results, to reduce duplicative expenses and inventory effectively, and to consolidate facilities; economic and market factors; the incurrence of significant integration costs or charges in order to achieve those benefits; our ability to retain key product supplier authorizations, customer relationships, and employees; our ability to address competitive, distribution, and regulatory challenges arising from entering into new markets (geographic, product, service, end-industry, or otherwise), especially those in which we may have limited or no direct experience; and exposure to unknown or contingent liabilities of the acquired company. In addition, acquisitions could place significant demand on administrative, operational, and financial resources.

An interruption of operations at our headquarters or distribution centers, or in our means of transporting product, could adversely impact our business. Our business depends on maintaining operating activity at our headquarters and distribution centers, and being able to receive and deliver product in a timely manner. A serious, prolonged interruption due to power or telecommunications outage, security incident, terrorist attack, war, public health emergency, earthquake, extreme weather events, other natural disasters, fire, flood, transportation disruption, or other interruption could have a material adverse effect on our business and financial results.

FINANCIAL AND REPORTING RISKS

Our indebtedness entails debt service commitments that could adversely affect our ability to fulfill our obligations and could limit or reduce our flexibility. As of June 30, 2023, we had total debt obligations outstanding of $622.2 million. Our ability to service our debt and fund our other liquidity needs will depend on our ability to generate cash in the future. Our debt commitments may (i) require us to dedicate a substantial portion of our cash flows from operations to the payment of debt service, reducing the availability of our cash flow to fund planned capital expenditures, pay dividends, repurchase our shares, complete other acquisitions or strategic initiatives, and other general corporate purposes; (ii) limit our ability to obtain additional financing in the future (either at all or on satisfactory terms) to enable us to react to changes in our business or execute our growth strategies; and (iii) place us at a competitive disadvantage compared to businesses in our industry that have lower levels of indebtedness. Additionally, any failure to comply with covenants in the instruments governing our debt could result in an event of default. Any of the foregoing events or circumstances relating to our indebtedness may adversely affect our business, financial position, or results of operations and may cause our stock price to decline.

In addition, the increase in interest rates has created some tightening in the credit markets. If credit markets continue to tighten, or if it creates credit market volatility, obtaining additional or replacement financing could be more difficult and the cost of issuing new debt or replacing a credit facility could be higher than under our current facilities.

For more information regarding borrowing and interest rates, see the following sections below: "Liquidity and Capital Resources" in Item 7 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations;" Item 7A under the caption "Quantitative and Qualitative Disclosures about Market Risk;" and notes 6 and 7 to the consolidated financial statements, included below in Item 8 under the caption "Financial Statements and Supplementary Data." That information is incorporated here by reference.

Our ability to maintain effective internal control over financial reporting may be insufficient to allow us to accurately report our financial results or prevent fraud, and this could cause our financial statements to become materially misleading and adversely affect the trading price of our common stock. We require effective internal control over financial reporting in order to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we cannot provide reasonable assurance with respect to our financial statements and effectively prevent fraud, our financial statements could be materially misstated, which could adversely affect the trading price of our common stock.

If we are not able to maintain the adequacy of our internal control over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business, financial condition and operating results could be harmed. Any material weakness could affect investor confidence in the accuracy and completeness of our financial statements. As a result, our ability to obtain any additional financing, or additional financing on favorable terms, could be materially and adversely affected. This, in turn, could materially and adversely affect our business, financial condition, and the market value of our stock and require us to incur additional costs to improve our internal control systems and procedures. In addition, perceptions of the Company among customers, suppliers, lenders, investors, securities analysts, and others could also be adversely affected.

Goodwill, long-lived, and other intangible assets recorded as a result of our acquisitions could become impaired. We review goodwill, long-lived assets, including property, plant and equipment and identifiable amortizing intangible assets, for impairment whenever changes in circumstances or events may indicate that the carrying amounts are not recoverable. Factors which may cause an impairment of long-lived assets include significant changes in the manner of use of these assets, negative industry or market trends, significant underperformance relative to historical or projected future operating results, or a likely sale or disposal of the asset before the end of its estimated useful life. In 2021, we recorded a $49.5 million non-cash charge for the impairment of certain intangible, lease, and fixed assets.

As of June 30, 2023, we had remaining $578.4 million of goodwill and $235.5 million of other intangible assets, net. We assess all existing goodwill at least annually for impairment on a reporting unit basis. The techniques used in our qualitative assessment and goodwill impairment tests incorporate a number of estimates and assumptions that are subject to change. Although we believe these estimates and assumptions are reasonable and reflect market conditions forecasted at the assessment date, any changes to these assumptions and estimates due to market conditions or otherwise may lead to an outcome where impairment charges would be required in future periods.

GENERAL RISK FACTORS

Our business depends on our ability to attract, develop, motivate, and retain qualified employees. Our success depends on hiring, developing, motivating, and retaining key employees, including executive, managerial, sales, professional, and other personnel. We may have difficulty identifying and hiring qualified personnel. In addition, we may have difficulty retaining such personnel once hired, and key people may leave and compete against us. With respect to sales and customer service positions in particular, we greatly benefit from having employees who are familiar with the products and services we sell, and their applications, as well as with our customer and supplier relationships. The loss of key employees or our failure to attract and retain other qualified workers could disrupt or adversely affect our business. In addition, our operating results could be adversely affected by increased competition for employees, shortages of qualified workers, higher employee turnover (including through retirement as the workforce ages), or increased employee compensation or benefit costs.

We are subject to legal, regulatory, and litigation risks, which may have a material adverse effect on our business. We are subject to a wide array of laws and regulations. Changes in the legal and regulatory environment in which we operate, including with respect to taxes, international trade, employment laws, and data privacy, could adversely and materially affect the Company.

In addition, from time to time, we are involved in lawsuits or other legal proceedings that arise from our business. These may, for example, relate to product liability claims, commercial disputes, personal injuries, or employment-related matters. In addition, we could face claims or additional costs arising from our compliance with regulatory requirements, including those relating to the following: our status as a public company; our government contracts; tax compliance; our engagement in international trade; and our collection, storage, or transmission of personal data.

We maintain insurance policies that provide limited coverage for some, but not all, of the potential risks and liabilities associated with our business. The policies are subject to limits, deductibles, and exclusions that result in our retention of a level of risk on a self-insured basis.

The defense and ultimate outcome of lawsuits or other legal proceedings or inquiries may result in higher operating expenses, the inability to participate in existing or future government contacts, or other adverse consequences, which could have a material adverse effect on our business, financial condition, or results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2. PROPERTIES.

We believe having a local presence is important to serving our customers, so we maintain service centers and other operations in local markets throughout the countries in which we operate. At June 30, 2023, we owned real properties at 113 locations and leased 409 locations. Certain properties house more than one operation.

The following were our principal owned real properties (each of which has more than 50,000 square feet of floor space) at June 30, 2023:

Location of Principal Owned Real Property	Type of Facility
Cleveland, Ohio	Corporate headquarters
Atlanta, Georgia	Distribution center, service center, hose shop
Florence, Kentucky	Distribution center
Baldwinsville, New York	Offices, warehouse, and fluid power shop
Carlisle, Pennsylvania	Distribution center
Fort Worth, Texas	Distribution center and rubber shop

Our principal leased real properties (each of which has more than 50,000 square feet of floor space) at June 30, 2023 were:

Location of Principal Leased Real Property	Type of Facility
Fontana, California	Distribution center, rubber shop, fluid power shop, and service center
Newark, California	Fluid power shop
Midland, Michigan	Flow control shop
Strongsville, Ohio	Offices and warehouse
Portland, Oregon	Distribution center
Stafford, Texas	Offices, warehouse, and flow control shop
Longview, Washington	Service center, rubber shop, and fluid power shop
Nisku, Alberta	Offices, service center, shop, and distribution center
Saskatoon, Saskatchewan	Service center and shop

The properties in Baldwinsville, Newark, Midland, and Stafford are used in our Engineered Solutions segment. The Fontana and Longview properties are used in both the Service Center Based Distribution segment and the Engineered Solutions segment. The remaining properties are used in the Service Center Based Distribution segment.

We consider our properties generally sufficient to meet our requirements for office space and inventory stocking.

A service center's size is primarily influenced by the amount and types of inventory the service center requires to meet customers' needs.

When opening new operations, we have tended to lease rather than purchase real property. We do not consider any service center, distribution center, or shop property to be material, because we believe that, if it becomes necessary or desirable to relocate an operation, other suitable property could be found.

In addition to operating locations, we own or lease certain properties which in the aggregate are not material and are either for sale, lease, or sublease to third parties due to a relocation or closing. We also may lease or sublease to others unused portions of buildings.

ITEM 3. <u>LEGAL PROCEEDINGS.</u>

Applied and/or one of its subsidiaries is a party to pending legal proceedings with respect to product liability, commercial, personal injury, employment, and other matters. Although it is not possible to predict the outcome of these proceedings or the range of reasonably possible loss, we do not expect, based on circumstances currently known, that the ultimate resolution of any of these proceedings will have, either individually or in the aggregate, a material adverse effect on Applied's consolidated financial position, results of operations, or cash flows.

ITEM 4. <u>MINE SAFETY DISCLOSURES.</u>

Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of SEC Regulation S-K is included in Exhibit 95 to this annual report on Form 10-K.

<u>INFORMATION ABOUT OUR EXECUTIVE OFFICERS.</u>

Applied's executive officers are elected by the Board of Directors for a term of one year, or until their successors are chosen and qualified, at the Board's organization meeting held following the annual meeting of shareholders.

The following is a list of the executive officers and a description of their business experience during the past five years. Except as otherwise stated, the positions and offices indicated are with Applied, and the persons were most recently elected to their current positions on October 25, 2022:

Name	Positions and Experience	Age
Neil A. Schrimsher	President since 2013 and Chief Executive Officer since 2011.	59
Warren E. Hoffner	Vice President, General Manager-Engineered Solutions since October 2018. He served as Vice President, General Manager-Fluid Power from 2003 to October 2018. The Board of Directors designated Mr. Hoffner an executive officer in 2015.	63
Kurt W. Loring	Vice President-Chief Human Resources Officer since 2014.	54
Jon S. Ploetz	Vice President-General Counsel since March 2023. Prior to joining Applied, Mr. Ploetz was Vice President, Assistant General Counsel & Assistant Corporate Secretary at Harsco Corporation (NYSE: HSC) from 2018 to 2023, and Assistant General Counsel, Corporate & Securities prior to that.	50
Jason W. Vasquez	Vice President-Sales & Marketing, U.S. Service Centers since June 2017.	47
David K. Wells	Vice President-Chief Financial Officer & Treasurer since September 2017. He served as Vice President-Finance from May 2017 through August 2017. Prior to joining Applied, Mr. Wells was Vice President & Chief Financial Officer of ESAB, a manufacturer of welding and material cutting products and a division of Colfax Corporation (NYSE: CFX).	60

PART II

ITEM 5. <u>MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.</u>

Applied's common stock, without par value, is listed for trading on the New York Stock Exchange with the ticker symbol "AIT." On August 4, 2023, there were 3,205 shareholders of record including 2,132 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan.

The following table summarizes Applied's repurchases of its common stock in the quarter ended June 30, 2023.

Period	(a) Total Number of Shares	(b) Average Price Paid per Share ($)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
April 1, 2023 to April 30, 2023	—	—	—	1,500,000
May 1, 2023 to May 31, 2023	—	—	—	1,500,000
June 1, 2023 to June 30, 2023	—	—	—	1,500,000
Total	—	—	—	1,500,000

(1) On August 9, 2022, the Board of Directors authorized the repurchase of up to 1.5 million shares of the Company's common stock, replacing the prior authorization. We publicly announced the new authorization on August 11, 2022. Purchases can be made in the open market or in privately negotiated transactions. The authorization is in effect until all shares are purchased, or the Board revokes or amends the authorization.

ITEM 6. <u>SELECTED FINANCIAL DATA.</u>

This selected financial data should be read in conjunction with Applied's consolidated financial statements and related notes included elsewhere in this annual report as well as the section of the annual report titled Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

(In thousands, except per share amounts and statistical data)	2023	2022	2021	2020	2019
Consolidated Operations — Year Ended June 30					
Net sales	**$4,412,794**	$ 3,810,676	$3,235,919	$3,245,652	$ 3,472,739
Depreciation and amortization of property	**22,266**	21,676	20,780	21,196	20,236
Amortization:					
Intangible assets	**30,805**	31,879	34,365	41,553	41,883
SARs and stock options	**2,785**	3,284	2,526	2,954	2,437
Operating income (a) (b) (c)	**473,151**	357,858	205,454	88,989	233,788
Net income (a) (b) (c)	**346,739**	257,414	144,757	24,042	143,993
Per share data:					
Net income:					
Basic	**8.98**	6.69	3.73	0.62	3.72
Diluted (a) (b) (c)	**8.84**	6.58	3.68	0.62	3.68
Cash dividend	**1.38**	1.34	1.30	1.26	1.22
Year-End Position — June 30					
Working capital	**$1,106,463**	$ 859,902	$ 768,875	$ 733,686	$ 724,344
Total debt	**622,248**	689,495	829,396	935,276	959,829
Total assets	**2,743,332**	2,452,588	2,271,807	2,283,551	2,331,697
Shareholders' equity	**1,458,437**	1,149,355	932,546	843,542	897,034
Year-End Statistics — June 30					
Current ratio	**3.0**	2.7	2.8	2.7	2.7
Operating facilities	**580**	568	568	580	600
Shareholders of record	**3,227**	3,344	3,535	3,772	4,165
Return on assets (a) (b) (c) (d)	**13.7 %**	11.1 %	6.4 %	1.0 %	6.3 %
Return on equity (a) (b) (c) (e)	**26.6 %**	24.7 %	16.3 %	2.8 %	16.8 %
Capital expenditures	**$ 26,476**	$ 18,124	$ 15,852	$ 20,115	$ 18,970
Cash Returned to Shareholders During the Year					
Dividends paid	**$ 53,446**	$ 51,805	$ 50,664	$ 48,873	$ 47,266
Purchases of treasury shares	**716**	13,784	40,089	—	11,158
Total	**$ 54,162**	$ 65,589	$ 90,753	$ 48,873	$ 58,424

(a) In fiscal 2021, the Company recognized a non-cash impairment charge of $49.5 million as a result of reduced economic conditions and business alignment initiatives related to a portion of the Service Center Based Distribution segment exposed to oil and gas end markets. Excluding the impairment charge, the fiscal 2021 return on assets would be 8.0% and return on equity would be 20.6%.

(b) A goodwill impairment charge in fiscal 2020 reduced operating income by $131.0 million, net income by $118.8 million, and diluted earnings per share by $3.04. Excluding the goodwill impairment charge, the fiscal 2020 return on assets would be 6.5% and return on equity would be 16.4%.

(c) A long-lived intangible asset impairment charge in fiscal 2019 reduced operating income by $31.6 million, net income by $26.9 million, and diluted earnings per share by $0.69, which includes the impact of a $3.8 million valuation allowance on certain Canadian deferred tax assets. Excluding the long-lived intangible asset impairment charge, the fiscal 2019 return on assets would be 7.5% and return on equity would be 20.0%

(d) Return on assets is calculated as net income divided by monthly average assets.

(e) Return on equity is calculated as net income divided by the average shareholders' equity (beginning of the year plus end of the year divided by 2).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

With approximately 6,200 associates across North America, Australia, New Zealand, and Singapore, Applied Industrial Technologies, Inc. ("Applied," the "Company," "We," "Us," or "Our") is a leading value-added distributor and technical solutions provider of industrial motion, fluid power, flow control, automation technologies, and related maintenance supplies. Our leading brands, specialized services, and comprehensive knowledge serve MRO (Maintenance, Repair & Operations) and OEM (Original Equipment Manufacturer) end users in virtually all industrial markets through our multi-channel capabilities that provide choice, convenience, and expertise. We have a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. At June 30, 2023, business was conducted in the United States, Puerto Rico, Canada, Mexico, Australia, New Zealand, and Singapore from approximately 580 facilities.

The following is Management's Discussion and Analysis of significant factors that have affected our financial condition, results of operations and cash flows during the periods included in the accompanying consolidated balance sheets, statements of consolidated income, consolidated comprehensive income and consolidated cash flows in Item 8 under the caption "Financial Statements and Supplementary Data." When reviewing the discussion and analysis set forth below, please note that a significant number of SKUs (Stock Keeping Units) we sell in any given year were not sold in the comparable period of the prior year, resulting in the inability to quantify certain commonly used comparative metrics analyzing sales, such as changes in product mix and volume.

Our fiscal 2023 consolidated sales were $4.4 billion, an increase of $602.1 million or 15.8% compared to the prior year, with the acquisitions of R.R. Floody Company (Floody), Automation, Inc. and Advanced Motion Systems, Inc. (AMS) increasing sales by $20.0 million or 0.5% and unfavorable foreign currency translation of $16.3 million decreasing sales by 0.4%. Gross profit margin increased to 29.2% for fiscal 2023 from 29.0% for fiscal 2022. Operating margin increased to 10.7% in fiscal 2023 from 9.4% in fiscal 2022.

Our diluted earnings per share was $8.84 in fiscal 2023 versus $6.58 in fiscal 2022.

Shareholders' equity was $1,458.4 million at June 30, 2023 compared to $1,149.4 million at June 30, 2022. Working capital increased $246.6 million from June 30, 2022 to $1,106.5 million at June 30, 2023. The current ratio was 3.0 to 1 and 2.7 to 1 at June 30, 2023 and at June 30, 2022, respectively.

Applied monitors several economic indices that have been key indicators for industrial economic activity in the United States. These include the Industrial Production (IP) and Manufacturing Capacity Utilization (MCU) indices published by the Federal Reserve Board and the Purchasing Managers Index (PMI) published by the Institute for Supply Management (ISM). Historically, our performance correlates well with the MCU, which measures productivity and calculates a ratio of actual manufacturing output versus potential full capacity output. When manufacturing plants are running at a high rate of capacity, they tend to wear out machinery and require replacement parts.

The MCU (total industry) and IP indices decreased since June 2022 correlating with an overall decrease in the economy in the same period. The ISM PMI registered 46.0 in June 2023, a decrease from the June 2022 revised reading of 53.1. A reading above 50 generally indicates expansion. The index readings for the months during the most recent quarter, along with the revised indices for previous quarter ends, were as follows:

Month	Index Reading		
	MCU	PMI	IP
June 2023	78.9	46.0	99.6
May 2023	79.4	46.9	99.9
April 2023	79.9	47.1	100.1
March 2023	79.5	46.3	99.1
December 2022	78.9	48.4	97.9
September 2022	80.8	51.0	100.6
June 2022	80.5	53.1	100.0

RESULTS OF OPERATIONS

This discussion and analysis deals with comparisons of material changes in the consolidated financial statements for the years ended June 30, 2023 and 2022. For the comparison of the years ended June 30, 2022 and 2021, see the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of our 2022 Annual Report on Form 10-K.

The following table is included to aid in review of Applied's statements of consolidated income.

	Year Ended June 30, As a % of Net Sales		Change in $'s Versus Prior Period
	2023	2022	% Change
Net Sales	**100.0 %**	100.0 %	15.8 %
Gross Profit Margin	**29.2 %**	29.0 %	16.3 %
Selling, Distribution & Administrative Expense	**18.4 %**	19.7 %	8.6 %
Operating Income	**10.7 %**	9.4 %	32.2 %
Net Income	**7.9 %**	6.8 %	34.7 %

Sales in fiscal 2023 were $4.4 billion, which was $602.1 million or 15.8% above the prior year, with sales from acquisitions adding $20.0 million or 0.5% and unfavorable foreign currency translation accounting for a decrease of $16.3 million or 0.4%. There were 252.5 selling days in both fiscal 2023 and 2022. Excluding the impact of businesses acquired and foreign currency translation, sales were up $598.4 million or 15.7% during the year, driven by an increase from operations reflecting resilient underlying demand across both segments, structural and secular tailwinds across legacy and new markets, and support from company-specific growth opportunities.

The following table shows changes in sales by reportable segment.

Amounts in millions				Amount of change due to		
	Year ended June 30,		Sales		Foreign	Organic
Sales by Reportable Segment	**2023**	2022	Increase	Acquisitions	Currency	Change
Service Center Based Distribution	**$ 2,966.8**	$ 2,565.6	$ 401.2	$ —	$ (16.3)	$ 417.5
Engineered Solutions	**1,446.0**	1,245.1	200.9	20.0	—	180.9
Total	**$ 4,412.8**	$ 3,810.7	$ 602.1	$ 20.0	$ (16.3)	$ 598.4

Sales in our Service Center Based Distribution segment, which operates primarily in MRO markets, increased $401.2 million, or 15.6%. Unfavorable foreign currency translation decreased sales by $16.3 million or 0.6%. Excluding the impact of foreign currency translation, sales increased $417.5 million or 16.2% during the year, driven by an increase from operations due to ongoing benefits from market position, sales process initiatives, solid growth across national strategic accounts, as well as benefits from cross-selling actions.

Sales in our Engineered Solutions segment increased $200.9 million or 16.1%. Acquisitions within this segment, primarily Automation, Inc., increased sales $20.0 million or 1.6%. Excluding the impact of businesses acquired, sales increased $180.9 million or 14.5%, reflecting positive underlying segment demand and driven by expanding technical and engineering capabilities, diverse end-market mix, and cross-selling initiatives, partially offset by slower order activity across the technology sector and ongoing supply chain constraints.

The following table shows changes in sales by geographical area. Other countries include Mexico, Australia, New Zealand, and Singapore.

Amounts in millions					Amount of change due to		
	Year ended June 30,		Sales			Foreign	Organic
Sales by Geographic Area	2023	2022	Increase	Acquisitions		Currency	Change
United States	$ 3,860.4	$ 3,299.8	$ 560.6	$ 20.0	$	—	$ 540.6
Canada	315.5	291.5	24.0	—		(16.0)	40.0
Other Countries	236.9	219.4	17.5	—		(0.3)	17.8
Total	$ 4,412.8	$ 3,810.7	$ 602.1	$ 20.0	$	(16.3)	$ 598.4

Sales in our U.S. operations increased $560.6 million or 17.0%, with acquisitions adding $20.0 million or 0.6%. Excluding the impact of businesses acquired, U.S. sales were up $540.6 million or 16.4%. Sales from our Canadian operations increased $24.0 million or 8.2%. Unfavorable foreign currency translation decreased Canadian sales by $16.0 million or 5.5%. Excluding the impact of foreign currency translation, Canadian sales were up $40.0 million or 13.7%. Consolidated sales from our other countries operations increased $17.5 million or 8.0% compared to the prior year. Unfavorable foreign currency translation decreased other countries sales by $0.3 million or 0.1%. Excluding the impact of foreign currency translation, other countries sales were up $17.8 million or 8.1% compared to the prior year, driven by an increase from operations, primarily an $11.5 million increase in Mexican sales due to increased industrial activity, mainly related to the automotive industry.

Our gross profit margin increased to 29.2% in fiscal 2023 compared to 29.0% in fiscal 2022. Gross profit margin expanded year over year primarily reflecting broad-based execution across the business and countermeasures in response to ongoing inflation and supply chain dynamics. The gross profit margin for the current year was negatively impacted by 18 basis points due to a $7.7 million increase in LIFO expense over the prior year.

The following table shows the changes in selling, distribution, and administrative expense (SD&A).

Amounts in millions					Amount of change due to		
	Year ended June 30,		SD&A			Foreign	Organic
	2023	2022	Increase	Acquisitions		Currency	Change
SD&A	$ 813.8	$ 749.1	$ 64.7	$ 6.4	$	(4.3)	$ 62.6

SD&A consists of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management, and marketing and distribution of the Company's products, as well as costs associated with a variety of administrative functions such as human resources, information technology, treasury, accounting, insurance, legal, facility related expenses and expenses incurred in acquiring businesses. SD&A increased $64.7 million or 8.6% during fiscal 2023 compared to the prior year, and as a percentage of sales decreased to 18.4% in fiscal 2023 compared to 19.7% in fiscal 2022. Changes in foreign currency exchange rates had the effect of decreasing SD&A by $4.3 million or 0.6% compared to the prior year. SD&A from businesses acquired added $6.4 million or 0.9%, including $0.9 million of intangibles amortization related to acquisitions. Excluding the impact of businesses acquired and the unfavorable impact from foreign currency translation, SD&A increased $62.6 million or 8.3% during fiscal 2023 compared to fiscal 2022. Excluding the impact of acquisitions, total compensation increased $47.3 million during fiscal 2023, as a result of annual calendar year merit increases and an increase in employee incentive compensation correlating with the improved company performance. Also, excluding the impact of acquisitions, travel & entertainment and fleet expenses increased $4.7 million during 2023, primarily driven by higher fuel costs and the return of travel activity in the current year after travel constraints in the prior year due to COVID-19. Additionally, excluding the impact of acquisitions, occupancy costs increased $5.3 million during 2023, primarily driven by increased building lease costs. All other expenses within SD&A were up $5.3 million.

Operating income increased $115.3 million, or 32.2%, to $473.2 million during fiscal 2023 from $357.9 million during fiscal 2022, and as a percentage of sales, increased to 10.7% from 9.4%, primarily due to gross profit margin expansion, volume leverage, and control of SD&A expense in fiscal 2023.

Operating income, as a percentage of sales for the Service Center Based Distribution segment increased to 12.6% in fiscal 2023 from 11.8% in fiscal 2022. Operating income as a percentage of sales for the Engineered Solutions segment increased to 14.1% in fiscal 2023 from 12.6% in fiscal 2022.

Segment operating income is impacted by changes in the amounts and levels of certain supplier support benefits and expenses allocated to the segments. The expense allocations include corporate charges for working capital, logistics support and other items and impact segment gross profit and operating expense.

Other expense (income), net, represents certain non-operating items of income and expense, and was $1.7 million of expense in fiscal 2023 compared to $1.8 million of expense in fiscal 2022. Current year expense primarily consists of foreign currency transaction losses of $3.3 million and other periodic post-employment costs of $1.5 million, offset by unrealized gains on investments held by non-qualified deferred compensation trusts of $2.2 million, life insurance income of $0.7 million and other income of $0.2 million. Fiscal 2022 expense consisted primarily of unrealized loss on investments held by non-qualified deferred compensation trusts of $2.6 million and other periodic post-employment costs of $0.6 million, offset by life insurance income of $1.4 million.

The effective income tax rate was 22.9% for fiscal 2023 compared to 21.9% for fiscal 2022. The increase in the effective tax rate is due to changes in compensation-related deductions in fiscal 2023 compared to the prior year.

As a result of the factors discussed above, net income for fiscal 2023 increased $89.3 million from the prior year. Diluted net income per share was $8.84 per share for fiscal 2023 compared to $6.58 per share for fiscal 2022.

At June 30, 2023, we had approximately 580 operating facilities in the United States, Puerto Rico, Canada, Mexico, Australia, New Zealand, and Singapore at June 30, 2023, versus 568 June 30, 2022.

The approximate number of Company employees was 6,200 at June 30, 2023 and 6,100 at June 30, 2022.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of capital is cash flow from operations, supplemented as necessary by bank borrowings or other sources of debt. At June 30, 2023 we had total debt obligations outstanding of $622.2 million compared to $689.5 million at June 30, 2022. Management expects that our existing cash, cash equivalents, funds available under the revolving credit facility, and cash provided from operations, will be sufficient to finance normal working capital needs in each of the countries in which we operate, payment of dividends, acquisitions, investments in properties, facilities and equipment, debt service, and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained if necessary based on the Company's credit standing and financial strength.

The Company's working capital at June 30, 2023 was $1,106.5 million compared to $859.9 million at June 30, 2022. The current ratio was 3.0 to 1 at June 30, 2023 and 2.7 to 1 at June 30, 2022.

Net Cash Flows

The following table is included to aid in review of Applied's statements of consolidated cash flows.

Amounts in thousands	Year Ended June 30,	
	2023	2022
Net Cash Provided by (Used in):		
Operating Activities	**$ 343,966**	$ 187,570
Investing Activities	**(60,833)**	(35,658)
Financing Activities	**(126,888)**	(223,029)
Exchange Rate Effect	**3,317**	(2,154)
Increase (Decrease) in Cash and Cash Equivalents	**$ 159,562**	$ (73,271)

The increase in cash provided by operating activities during fiscal 2023 is driven by changes in working capital for the year and by increased operating results. Changes in cash flows between years related to working capital were driven by (amounts in thousands):

Accounts receivable	**$**	**94,460**
Inventory	**$**	**49,448**
Accounts payable	**$**	**(15,915)**

Net cash used in investing activities in fiscal 2023 included $35.8 million used for the acquisitions of Automation, Inc. and AMS and $26.5 million used for capital expenditures. Net cash used in investing activities in fiscal 2022 included $7.0 million used for the acquisition of Floody, $14.8 million million in cash payments for loans on company-owned life insurance and $18.1 million used for capital expenditures.

Net cash used in financing activities decreased from the prior year period primarily due to a change in net debt activity, as there was $67.2 million of net debt payments in fiscal 2023 compared to $139.9 million of net debt payments in 2022. Further uses of cash in 2023 were $53.4 million for dividend payments and $12.9 million used to pay taxes for shares withheld. Further uses of cash in 2022 were $51.8 million for dividend payments, $8.1 million used to pay taxes for shares withheld, and $13.8 million used to repurchase 148,658 shares of treasury stock.

The increase in dividends over the year is the result of regular increases in our dividend payout rates. We paid dividends of $1.38 and $1.34 per share in fiscal 2023 and 2022, respectively.

Capital Expenditures

We expect capital expenditures for fiscal 2024 to be in the $27.0 million to $29.0 million range, primarily consisting of capital associated with additional information technology equipment and infrastructure investments.

Share Repurchases

The Board of Directors has authorized the repurchase of shares of the Company's stock. These purchases may be made in open market and negotiated transactions, from time to time, depending upon market conditions. At June 30, 2023, we had authorization to purchase an additional 1,500,000 shares.

In fiscal 2023, we purchased 8,000 shares of the Company's common stock at an average price per share of $89.46. In fiscal 2022, we repurchased 148,658 shares of the Company's common stock at an average price per share of $92.72. In fiscal 2021, we repurchased 400,000 shares of the Company's common stock at an average price per share of $100.22.

Borrowing Arrangements

A summary of long-term debt, including the current portion, follows (amounts are in thousands):

June 30,	2023	2022
Revolving credit facility	$ 383,592	$ 410,592
Trade receivable securitization facility	188,300	188,300
Series C Notes	—	40,000
Series D Notes	25,000	25,000
Series E Notes	25,000	25,000
Other	356	603
Total debt	$ 622,248	$ 689,495
Less: unamortized debt issuance costs	152	171
	$ 622,096	$ 689,324

In December 2021, the Company entered into a new revolving credit facility with a group of banks to refinance the existing credit facility as well as provide funds for ongoing working capital and other general corporate purposes. The revolving credit facility provides a $900.0 million unsecured revolving credit facility and an uncommitted accordion feature which allows the Company to request an increase in the borrowing commitments, or incremental term loans, under the credit facility in aggregate principal amounts of up to $500.0 million. In May 2023, the Company and the administrative agent entered into an amendment to the credit facility to replace LIBOR as a reference rate available for use in the computation of interest and replace it with SOFR. Borrowings under this agreement bear interest, at the Company's election, at either the base rate plus a margin that ranges from 0 to 55 basis points based on net leverage ratio or SOFR plus a margin that ranges from 80 to 155 basis points based on the net leverage ratio. Unused lines under this facility, net of outstanding letters of credit of $0.2 million to secure certain insurance obligations, totaled $516.2 million and $489.2 million at June 30, 2023 and June 30, 2022, respectively, and were available to fund future acquisitions or other capital and operating requirements. The interest rate on the revolving credit facility was 6.11% and 2.81% as of June 30, 2023 and June 30, 2022, respectively.

Additionally, the Company had letters of credit outstanding not associated with the revolving credit agreement, in the amount of $4.0 million and $4.7 million as of June 30, 2023 and June 30, 2022, respectively, in order to secure certain insurance obligations.

In August 2018, the Company established a trade receivable securitization facility (the "AR Securitization Facility"). On March 26, 2021, the Company amended the AR Securitization Facility to expand the eligible receivables, which increased the maximum availability to $250.0 million and increased the fees on the AR Securitization Facility to 0.98% per year. Availability is further subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and, therefore, at certain times, we may not be able to fully access the $250.0 million of funding available under the AR Securitization Facility. The AR Securitization Facility effectively increases the Company's borrowing capacity by collateralizing a portion of the amount of the U.S. operations' trade accounts receivable. The Company uses the proceeds from the AR Securitization Facility as an alternative to other forms of debt, effectively reducing borrowing costs. In May 2023, the Company entered into an amendment to the AR Securitization facility to replace LIBOR as a reference rate available for use in the computation of interest and replace it with SOFR, therefore borrowings under this facility carry variable interest rates tied to SOFR. The interest rate on the AR Securitization Facility as of June 30, 2023 and June 30, 2022 was 6.16% and 2.60%, respectively. The Company classified the AR Securitization Facility as long-term debt as it has the ability and intent to extend or refinance this amount on a long-term basis. On August 4, 2023, the Company amended the AR Securitization Facility and extended the term to August 4, 2026.

At June 30, 2023 and June 30, 2022, the Company had borrowings outstanding under its unsecured shelf facility agreement with Prudential Investment Management of $50.0 million and $90.0 million, respectively. Fees on this facility range from 0.25% to 1.25% per year based on the Company's leverage ratio at each quarter end. The remaining principal balance on the "Series C" notes of the $40.0 million was paid in July 2022. The "Series D" notes have a remaining principal amount of $25.0 million, carry a fixed interest rate of 3.21%, and are due in October 2023. The "Series E" notes have a principal amount of $25.0 million, carry a fixed interest rate of 3.08%, and are due in October 2024.

In 2014, the Company assumed $2.4 million of debt as a part of the headquarters facility acquisition. The 1.50% fixed interest rate note is held by the State of Ohio Development Services Agency and matures in November 2024.

In 2019, the Company entered into an interest rate swap which mitigates variability in forecasted interest payments on $384.0 million of the Company's U.S. dollar-denominated unsecured variable rate debt. For more information, see note 7, Derivatives, to the consolidated financial statements, included in Item 8 under the caption "Financial Statements and Supplementary Data."

The credit facility and the unsecured shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2023, the most restrictive of these covenants required that the Company have net indebtedness less than 3.75 times consolidated income before interest, taxes, depreciation and amortization (as defined). At June 30, 2023, the Company's net indebtedness was less than 0.7 times consolidated income before interest, taxes, depreciation and amortization (as defined). The Company was in compliance with all financial covenants at June 30, 2023.

Accounts Receivable Analysis

The following table is included to aid in analysis of accounts receivable and the associated provision for losses on accounts receivable (all dollar amounts are in thousands):

June 30,	2023	2022
Accounts receivable, gross	$730,729	$673,951
Allowance for doubtful accounts	22,334	17,522
Accounts receivable, net	$708,395	$656,429
Allowance for doubtful accounts, % of gross receivables	3.1 %	2.6 %

Year Ended June 30,	2023	2022
Provision for losses on accounts receivable	$ 5,619	$ 3,193
Provision as a % of net sales	0.13 %	0.08 %

Accounts receivable are reported at net realizable value and consist of trade receivables from customers. Management monitors accounts receivable by reviewing Days Sales Outstanding (DSO) and the aging of receivables for each of the Company's locations. The Company experienced a significant increase in accounts receivable during fiscal 2023 commensurate with the increase in sales.

On a consolidated basis, DSO was 55.1 at June 30, 2023 versus 55.7 at June 30, 2022. Approximately 2.5% of our accounts receivable balances are more than 90 days past due at June 30, 2023 compared to 3.4% at June 30, 2022. On an overall basis, our provision for losses from uncollected receivables represents 0.13% of our sales for the year ended June 30, 2023, compared to 0.08% of sales for the year ended June 30, 2022. The increase primarily relates to provisions recorded in the current year for customer credit deterioration and bankruptcies primarily in the Service Center Based Distribution segment. Historically, this percentage is around 0.10% to 0.15%. Management believes the overall receivables aging and provision for losses on uncollected receivables are at reasonable levels.

Inventory Analysis

Inventories are valued using the last-in, first-out (LIFO) method for U.S. inventories and the average cost method for foreign inventories. Inventory increased throughout fiscal 2022 to meet increasing customer demand. Management uses an inventory turnover ratio to monitor and evaluate inventory. Management calculates this ratio on an annual as well as a quarterly basis and uses inventory valued at average costs. The annualized inventory turnover (using average costs) for the year ended June 30, 2023 was 4.4 versus 4.7 for the year ended June 30, 2022.

CONTRACTUAL OBLIGATIONS

The following table shows the approximate value of the Company's contractual obligations and other commitments to make future payments as of June 30, 2023 (in thousands):

	Total	Period Less Than 1 yr	Period 2-3 yrs	Period 4-5 yrs	Period Over 5 yrs	Other
Operating leases	$ 113,251	$ 34,235	$ 44,995	$ 22,646	$ 11,375	$ —
Planned funding of post-retirement obligations	6,561	1,360	2,770	460	1,971	—
Unrecognized income tax benefit liabilities, including interest and penalties	5,900	—	—	—	—	5,900
Long-term debt obligations	622,248	25,251	25,105	571,892	—	—
Interest on long-term debt obligations (1)	68,000	22,300	34,000	11,700	—	—
Acquisition holdback payments	810	684	126	—	—	—
Total Contractual Cash Obligations	$ 816,770	$ 83,830	$ 106,996	$ 606,698	$ 13,346	$ 5,900

(1) Amounts represent estimated contractual interest payments on outstanding long-term debt obligations net of receipts under the terms of the interest rate swap. Rates in effect as of June 30, 2023 are used for variable rate debt.

Purchase orders for inventory and other goods and services are not included in our estimates as we are unable to aggregate the amount of such purchase orders that represent enforceable and legally binding agreements specifying all significant terms. The previous table includes the gross liability for unrecognized income tax benefits including interest and penalties in the "Other" column as the Company is unable to make a reasonable estimate regarding the timing of cash settlements, if any, with the respective taxing authorities.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. The Business and Accounting Policies note to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements. Estimates are used for, but not limited to, determining the net carrying value of trade accounts receivable, inventories, recording self-insurance liabilities and other accrued liabilities. Estimates are also used in establishing opening balances in relation to purchase accounting. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

LIFO Inventory Valuation and Methodology

Inventories are valued at the average cost method, using the last-in, first-out (LIFO) method for U.S. inventories, and the average cost method for foreign inventories. We adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately 14.2% of our domestic inventory dollars relate to LIFO layers added in the 1970s. The excess of average cost over LIFO cost is $215.3 million as reflected in our consolidated balance sheet at June 30, 2023. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products.

LIFO layers and/or liquidations are determined consistently year-to-year. See the Inventories note to the consolidated financial statements in Item 8 under the caption "Financial Statements and Supplementary Data," for further information.

Allowances for Slow-Moving and Obsolete Inventories

We evaluate the recoverability of our slow-moving and inactive inventories at least quarterly. We estimate the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory, as well as assumptions regarding future demand. Our ability to recover our cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. A significant portion of the products we hold in inventory have long shelf lives and are not highly susceptible to obsolescence.

As of June 30, 2023 and 2022, the Company's reserve for slow-moving or obsolete inventories was $42.6 million and $39.2 million, respectively, recorded in inventories in the consolidated balance sheets.

Allowances for Doubtful Accounts

We evaluate the collectibility of trade accounts receivable based on a combination of factors. Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of certain customers and industries estimated to be a greater credit risk, trends within the entire customer pool and changes in the overall aging of accounts receivable. While we have a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which we operate could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts. Accounts are written off against the allowance when it becomes evident that collection will not occur.

As of June 30, 2023 and 2022, our allowance for doubtful accounts was 3.1% and 2.6% of gross receivables, respectively. Our provision for losses on accounts receivable was $5.6 million, $3.2 million, and $6.5 million in fiscal 2023, 2022, and 2021, respectively.

Goodwill and Intangibles

The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. Goodwill for acquired businesses is accounted for using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of the acquisition at their respective estimated fair values. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital. The judgments made in determining the estimated fair value assigned to each class of assets acquired, as well as the estimated life of each asset, can materially impact the net income of the periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. As part of acquisition accounting, we recognize acquired identifiable intangible assets such as customer relationships, vendor relationships, trade names, and non-competition agreements apart from goodwill. Finite-lived identifiable intangibles are evaluated for impairment when changes in conditions indicate carrying value may not be recoverable. If circumstances require a finite-lived intangible asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to the carrying value of the asset. If the carrying value of the finite-lived intangible asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value determined through a discounted cash flow model.

We evaluate goodwill for impairment at the reporting unit level annually as of January 1, and whenever an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Events or circumstances that may result in an impairment review include changes in macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, other relevant entity-specific events, specific events affecting the reporting unit or sustained decrease in share price. Each year, the Company may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If impairment is indicated in the qualitative assessment, or, if management elects to initially perform a quantitative assessment of goodwill, the impairment test uses a one-step approach. The fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment charge would be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

Goodwill on our consolidated financial statements relates to both the Service Center Based Distribution segment and the Engineered Solutions segment. The Company has eight (8) reporting units for which an annual goodwill impairment assessment was performed as of January 1, 2023. The Company concluded that all of the reporting units' fair values exceeded their carrying amounts by at least 20% as of January 1, 2023.

The fair values of the reporting units in accordance with the goodwill impairment test were determined using the income and market approaches. The income approach employs the discounted cash flow method reflecting projected cash flows expected to be generated by market participants and then adjusted for time value of money factors, and requires management to make significant estimates and assumptions related to forecasts of future revenues, operating margins, and discount rates. The market approach utilizes an analysis of comparable publicly traded companies and requires management to make significant estimates and assumptions related to the forecasts of future revenues, earnings before interest, taxes, depreciation, and amortization (EBITDA) and multiples that are applied to management's forecasted revenues and EBITDA estimates.

Changes in future results, assumptions, and estimates after the measurement date may lead to an outcome where additional impairment charges would be required in future periods. Specifically, actual results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions. Further, continued adverse market conditions could result in the recognition of additional impairment if the Company determines that the fair values of its reporting units have fallen below their carrying values.

Income Taxes

Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. As of June 30, 2023, the Company recognized $35.0 million of net deferred tax liabilities. Valuation allowances are provided against net deferred tax assets, determined on a jurisdiction by jurisdiction basis, where it is considered more-likely-than-not that the Company will not realize the benefit of such assets. The remaining net deferred tax asset is the amount management believes is more-likely-than-not of being realized. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory rates and future taxable income levels.

CAUTIONARY STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT

This Form 10-K, including Management's Discussion and Analysis, contains statements that are forward-looking based on management's current expectations about the future. Forward-looking statements are often identified by qualifiers, such as "guidance", "expect", "believe", "plan", "intend", "will", "should", "could", "would", "anticipate", "estimate", "forecast", "may", "optimistic" and derivative or similar words or expressions. Similarly, descriptions of objectives, strategies, plans, or goals are also forward-looking statements. These statements may discuss, among other things, expected growth, future sales, future cash flows, future capital expenditures, future performance, and the anticipation and expectations of the Company and its management as to future occurrences and trends. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations, and releases.

Readers are cautioned not to place undue reliance on any forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors, many of which are outside the Company's control. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of those statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. In addition, the Company assumes no obligation publicly to update or revise any forward-looking statements, whether because of new information or events, or otherwise, except as may be required by law.

Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers and the economic factors that affect them; continuing risks relating to the effects of the COVID-19 pandemic; inflationary or deflationary trends in the cost of products, energy, labor and other operating costs, and changes in the prices for products and services relative to the cost of providing them; reduction in supplier inventory purchase incentives; loss of key supplier authorizations, lack of product availability (such as due to supply chain strains), changes in supplier distribution programs, inability of suppliers to perform, and transportation disruptions; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; competitive pressures; our reliance on information systems and risks relating to their proper functioning, the security of those systems, and the data stored in or transmitted through them; the impact of economic conditions on the collectability of trade receivables; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries; our ability to retain and attract qualified sales and customer service personnel and other skilled executives, managers and professionals; our ability to identify and complete acquisitions, integrate them effectively, and realize their anticipated benefits; the variability, timing and nature of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed on reasonable terms; disruption of operations at our headquarters or distribution centers; risks and uncertainties associated with our foreign operations, including volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; the potential for goodwill and intangible asset impairment; changes in accounting policies and practices; our ability to maintain effective internal control over financial reporting; organizational changes within the Company; risks related to legal proceedings to which we are a party; potentially adverse government regulation, legislation, or policies, both enacted and under consideration, including with respect to federal tax policy, international trade, data privacy and security, and government contracting; and the occurrence of extraordinary events (including prolonged labor disputes, power outages, telecommunication outages, terrorist acts, war, public health emergency, earthquakes, extreme weather events, other natural disasters, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition, or results of operations. Risks can also change over time. Further, the disclosure of a risk should not be interpreted to imply that the risk has not already materialized.

We discuss certain of these matters and other risk factors more fully throughout our Form 10-K, as well as other of our filings with the Securities and Exchange Commission.

ITEM 7A. <u>QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.</u>

Our market risk is impacted by changes in foreign currency exchange rates as well as changes in interest rates. We occasionally utilize derivative instruments as part of our overall financial risk management policy, but do not use derivative instruments for speculative or trading purposes.

Foreign Currency Exchange Rate Risk

Because we operate throughout North America, Australia and New Zealand and approximately 13% of our fiscal year 2023 net sales were generated outside the United States, foreign currency exchange rates can impact our financial position, results of operations and competitive position. The financial statements of foreign subsidiaries are translated into their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are components of other comprehensive income as reported in the statements of consolidated comprehensive income. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the statements of consolidated income as a component of other expense (income), net. Applied does not currently hedge the net investments in our foreign operations.

During the course of the fiscal year, the Canadian, Australian and New Zealand currency exchange rates decreased in relation to the U.S. dollar by 2.9%, 3.9%, and 2.5%, respectively, while the Mexican currency exchange rate increased in relation to the U.S. dollar by 17.7%. In the twelve months ended June 30, 2023, we experienced net foreign currency translation gains totaling $7.7 million, which were included in other comprehensive income. We utilize a sensitivity analysis to measure the potential impact on earnings based on a hypothetical 10% change in foreign currency rates. A 10% strengthening of the U.S. dollar relative to foreign currencies that affect the Company from the levels experienced during the year ended June 30, 2023 would have resulted in a $1.7 million decrease in net income for the year ended June 30, 2023.

Interest Rate Risk

Our primary exposure to interest rate risk results from our outstanding debt obligations with variable interest rates. The levels of fees and interest charged on our various debt facilities are based upon leverage levels and market interest rates. The Company uses interest rate swap instruments to mitigate variability in forecasted interest rates.

Our variable interest rate debt facilities outstanding include our five-year credit facility, which provides for a revolving credit facility with a capacity of up to $900.0 million in borrowings with $383.6 million outstanding at June 30, 2023, and a $188.3 million trade receivable securitization facility, all of which was outstanding at June 30, 2023. In January 2019, the Company entered into an interest rate swap on $463.0 million of the Company's U.S. dollar-denominated unsecured variable rate debt. The notional amount of the interest rate swap was $384.0 million as of June 30, 2023. The interest rate swap effectively converts a portion of the floating rate interest payment into a fixed rate interest payment. The Company designated the interest rate swap as a pay-fixed, receive-floating interest rate swap instrument and is accounting for this derivative as a cash flow hedge. Fixed interest rate debt facilities include $50.0 million outstanding under our unsecured shelf facility agreement, as well as $0.4 million of assumed debt from the purchase of our headquarters facility. We had total average variable interest rate bank borrowings of $587.1 million during fiscal 2023. The impact of a hypothetical 1.0% increase in the interest rates on our average variable interest rate bank borrowings (not considering the impact of the interest rate swap) would have resulted in a $5.9 million increase in interest expense. Including the impact of the interest rate swap, the impact of a hypothetical 1.0% increase in the variable interest rate would have resulted in a $2.0 million increase in interest expense.

For more information relating to borrowing and interest rates, see the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and notes 6 and 7 to the consolidated financial statements in Item 8. That information is also incorporated here by reference. In addition, see Item 1A, "Risk Factors," for additional risk factors relating to our business.

ITEM 8. <u>FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.</u>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Applied Industrial Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2023 and 2022, the related statements of consolidated income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2023, based on the criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 11, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill - Engineered Solutions Segment - Refer to Notes 1 and 5 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company determines the fair value of its reporting units using the income and market approaches. The determination of the fair value using the income approach requires management to make significant estimates and assumptions related to forecasts of future revenues, earnings before interest, taxes, depreciation, and amortization (EBITDA), and discount rates. The determination of the fair value using the market approach requires management to make significant estimates and assumptions related to the forecasts of future revenues, EBITDA and multiples that are applied to management's forecasted revenues and EBITDA estimates. The goodwill balance was $578.4 million as of June 30, 2023, of which $367.2 million related to reporting units within the Engineered Solutions segment. The fair value of all reporting units exceeded their carrying value by at least 20% as of the measurement date and, therefore, no impairment was recognized.

Given the nature of one of the reporting unit's operations within the Engineered Solutions segment, the sensitivity of the reporting unit to changes in the economy, the reporting unit's historical performance as compared to projections, and the difference between its fair value and the carrying value, auditing management's judgments regarding forecasts of future revenues and EBITDA, as well as selection of the discount rate and selection of multiples applied to management's forecasted revenues and EBITDA estimates for the reporting unit, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenues and EBITDA ("forecasts"), and the selection of the discount rate and selection of multiples applied to management's forecasted revenues and EBITDA estimates ("market multiples") for this reporting unit within the Engineered Solutions segment included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, such as controls related to management's forecasts and the selection of the discount rate and market multiples used.

- We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's forecasts by comparing the current forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in industry reports for the various industries the reporting unit operates within.

- With the assistance of our fair value specialists, we evaluated the discount rate, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rate selected by management.

- With the assistance of our fair value specialists, we evaluated the market multiples by evaluating the selected comparable publicly traded companies and the adjustments made for differences in growth prospects and risk profiles between the reporting unit and the comparable publicly traded companies. We tested the underlying source information and mathematical accuracy of the calculations.

/s/ Deloitte & Touche LLP

Cleveland, Ohio

August 11, 2023

We have served as the Company's auditor since 1966.

STATEMENTS OF CONSOLIDATED INCOME

(In thousands, except per share amounts)

Year Ended June 30,	2023	2022	2021
Net sales	$ 4,412,794	$ 3,810,676	$ 3,235,919
Cost of sales	3,125,829	2,703,760	2,300,395
Gross profit	1,286,965	1,106,916	935,524
Selling, distribution and administrative expense, including depreciation	813,814	749,058	680,542
Impairment expense	—	—	49,528
Operating income	473,151	357,858	205,454
Interest expense	24,790	26,785	30,807
Interest income	(3,151)	(522)	(215)
Other expense (income), net	1,701	1,805	(2,200)
Income before income taxes	449,811	329,790	177,062
Income tax expense	103,072	72,376	32,305
Net income	$ 346,739	$ 257,414	$ 144,757
Net income per share — basic	$ 8.98	$ 6.69	$ 3.73
Net income per share — diluted	$ 8.84	$ 6.58	$ 3.68

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

(In thousands)

Year Ended June 30,	2023	2022	2021
Net income per the statements of consolidated income	**$ 346,739**	$ 257,414	$ 144,757
Other comprehensive income, before tax:			
Foreign currency translation adjustments	**7,723**	(9,862)	24,352
Post-employment benefits:			
Actuarial gain on re-measurement	**405**	2,839	903
Termination of pension plan	**1,031**	—	—
Reclassification of net actuarial losses and prior service cost into other expense (income), net and included in net periodic pension costs	**36**	300	270
Unrealized gain on cash flow hedge	**18,174**	26,204	3,250
Reclassification of interest from cash flow hedge into interest expense	**(7,285)**	11,361	11,553
Total other comprehensive income, before tax	**20,084**	30,842	40,328
Income tax expense related to items of other comprehensive income	**3,085**	10,045	3,990
Other comprehensive income, net of tax	**16,999**	20,797	36,338
Comprehensive income	**$ 363,738**	$ 278,211	$ 181,095

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

June 30,	2023	2022
Assets		
Current assets		
Cash and cash equivalents	$ 344,036	$ 184,474
Accounts receivable, net	708,395	656,429
Inventories	501,184	449,821
Other current assets	93,192	68,805
Total current assets	1,646,807	1,359,529
Property — at cost		
Land	14,219	14,319
Buildings	109,884	108,119
Equipment, including computers and software	219,979	204,473
Total property — at cost	344,082	326,911
Less accumulated depreciation	229,041	215,015
Property — net	115,041	111,896
Operating lease assets, net	100,677	108,052
Identifiable intangibles, net	235,549	250,590
Goodwill	578,418	563,205
Other assets	66,840	59,316
Total Assets	**$ 2,743,332**	$ 2,452,588
Liabilities		
Current liabilities		
Accounts payable	$ 301,685	$ 259,463
Current portion of long-term debt	25,170	40,174
Compensation and related benefits	98,740	91,166
Other current liabilities	114,749	108,824
Total current liabilities	540,344	499,627
Long-term debt	596,926	649,150
Other liabilities	147,625	154,456
Total Liabilities	**1,284,895**	1,303,233
Shareholders' Equity		
Preferred stock — no par value; 2,500 shares authorized; none issued or outstanding	—	—
Common stock — no par value; 80,000 shares authorized; 54,213 shares issued; 38,657 and 38,499 shares outstanding, respectively	10,000	10,000
Additional paid-in capital	188,646	183,822
Retained earnings	1,792,632	1,499,676
Treasury shares — at cost (15,556 and 15,714 shares, respectively)	(477,545)	(471,848)
Accumulated other comprehensive loss	(55,296)	(72,295)
Total Shareholders' Equity	**1,458,437**	1,149,355
Total Liabilities and Shareholders' Equity	**$ 2,743,332**	$ 2,452,588

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In thousands)

Year Ended June 30,	2023	2022	2021
Cash Flows from Operating Activities			
Net income	$ 346,739	$ 257,414	$ 144,757
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment Expense	—	—	49,528
Depreciation and amortization of property	22,266	21,676	20,780
Amortization of intangibles	30,805	31,879	34,365
Amortization of stock appreciation rights and options	2,785	3,284	2,526
Deferred income taxes	(5,716)	15,176	(31,080)
Provision for losses on accounts receivable	5,619	3,193	6,540
Other share-based compensation expense	9,576	8,558	6,454
Other	1,145	(1,752)	1,446
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(51,059)	(145,519)	(59,119)
Inventories	(42,977)	(92,425)	41,318
Other operating assets	(25,254)	(4,982)	(5,262)
Accounts payable	37,682	53,597	10,919
Other operating liabilities	12,355	37,471	18,525
Cash provided by Operating Activities	343,966	187,570	241,697
Cash Flows from Investing Activities			
Cash paid for acquisition of businesses, net of cash acquired	(35,785)	(6,964)	(30,230)
Capital expenditures	(26,476)	(18,124)	(15,852)
Proceeds from property sales	1,428	1,107	1,152
Life insurance proceeds	—	3,158	—
Cash payments for loans on company-owned life insurance	—	(14,835)	—
Cash used in Investing Activities	(60,833)	(35,658)	(44,930)
Cash Flows from Financing Activities			
Repayments under revolving credit facility	(27,000)	—	—
Net borrowings under revolving credit facility	—	410,592	—
Borrowings under long-term debt facilities	—	—	26,000
Long-term debt repayments	(40,247)	(550,493)	(131,883)
Interest rate swap settlement receipts (payments)	8,800	(5,703)	(3,737)
Payment of debt issuance costs	—	(1,956)	(399)
Purchases of treasury shares	(716)	(13,784)	(40,089)
Dividends paid	(53,446)	(51,805)	(50,664)
Acquisition holdback payments	(1,510)	(2,361)	(2,345)
Exercise of stock appreciation rights and options	127	555	163
Taxes paid for shares withheld	(12,896)	(8,074)	(10,083)
Cash used in Financing Activities	(126,888)	(223,029)	(213,037)
Effect of exchange rate changes on cash	3,317	(2,154)	5,464
Increase (decrease) in cash and cash equivalents	159,562	(73,271)	(10,806)
Cash and cash equivalents at beginning of year	184,474	257,745	268,551
Cash and Cash Equivalents at End of Year	$ 344,036	$ 184,474	$ 257,745
Supplemental Cash Flow Information			
Cash paid during the year for:			
Income taxes	$ 108,084	$ 53,301	$ 64,394
Interest (includes interest rate swap settlements)	$ 22,567	$ 20,164	$ 27,492

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(In thousands)

For the Years Ended June 30, 2023, 2022 and 2021	Shares of Common Stock Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Shares- at Cost	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at June 30, 2020	38,710	$ 10,000	$ 176,492	$1,200,570	$(414,090) $	(129,430) $	843,542
Net income				144,757			144,757
Other comprehensive income						36,338	36,338
Cash dividends — $1.30 per share				(50,992)			(50,992)
Purchases of common stock for treasury	(400)				(40,089)		(40,089)
Treasury shares issued for:							
Exercise of stock appreciation rights and options	152		(6,379)		(2,009)		(8,388)
Performance share awards	22		(985)		(20)		(1,005)
Restricted stock units	19		(740)		95		(645)
Compensation expense — stock appreciation rights			2,526				2,526
Other share-based compensation expense			6,454				6,454
Other	13		(354)	78	324		48
Balance at June 30, 2021	38,516	10,000	177,014	1,294,413	(455,789)	(93,092)	932,546
Net income				257,414			257,414
Other comprehensive income						20,797	20,797
Cash dividends — $1.34 per share				(52,175)			(52,175)
Purchases of common stock for treasury	(149)				(13,784)		(13,784)
Treasury shares issued for:							
Exercise of stock appreciation rights and options	104		(3,945)		(2,132)		(6,077)
Performance share awards	5		(222)		(73)		(295)
Restricted stock units	12		(598)		(138)		(736)
Compensation expense — stock appreciation rights			3,284				3,284
Other share-based compensation expense			8,558				8,558
Other	11		(269)	24	68		(177)
Balance at June 30, 2022	**38,499**	**10,000**	**183,822**	**1,499,676**	**(471,848)**	**(72,295)**	**1,149,355**
Net income				**346,739**			**346,739**
Other comprehensive income						**16,999**	**16,999**
Cash dividends — $1.38 per share				**(53,887)**			**(53,887)**
Purchases of common stock for treasury	**(8)**				**(716)**		**(716)**
Treasury shares issued for:							
Exercise of stock appreciation rights and options	**92**		**(4,256)**		**(3,773)**		**(8,029)**
Performance share awards	**23**		**(1,290)**		**(758)**		**(2,048)**
Restricted stock units	**34**		**(1,712)**		**(932)**		**(2,644)**
Compensation expense — stock appreciation rights			**2,785**				**2,785**
Other share-based compensation expense			**9,576**				**9,576**
Other	**17**		**(279)**	**104**	**482**		**307**
Balance at June 30, 2023	**38,657**	**$ 10,000**	**$ 188,646**	**$1,792,632**	**$(477,545) $**	**(55,296) $**	**1,458,437**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

NOTE 1: BUSINESS AND ACCOUNTING POLICIES

Business

Applied Industrial Technologies, Inc. and subsidiaries (the "Company" or "Applied") is a leading value-added distributor and technical solutions provider of industrial motion, fluid power, flow control, automation technologies, and related maintenance supplies. Our leading brands, specialized services, and comprehensive knowledge serve MRO (Maintenance, Repair & Operations) and OEM (Original Equipment Manufacturer) end users in virtually all industrial markets through our multi-channel capabilities that provide choice, convenience, and expertise. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems.

Consolidation

The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Foreign Currency

The financial statements of the Company's Canadian, Mexican, Australian and New Zealand subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average exchange rates. Translation gains and losses are reported in other comprehensive income (loss) in the statements of consolidated comprehensive income. Gains and losses resulting from transactions denominated in foreign currencies are included in the statements of consolidated income as a component of other expense (income), net.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

Marketable Securities

The primary marketable security investments of the Company include money market and mutual funds held in a rabbi trust for a non-qualified deferred compensation plan. These are included in other assets in the consolidated balance sheets, are classified as trading securities, and are reported at fair value based on quoted market prices. Changes in the fair value of the investments during the period are recorded in other expense (income), net in the statements of consolidated income.

Concentration of Credit Risk

The Company has a broad customer base representing many diverse industries across North America, Australia, New Zealand, and Singapore. As such, the Company does not believe that a significant concentration of credit risk exists in its accounts receivable. The Company's cash and cash equivalents consist of deposits with commercial banks and regulated non-bank subsidiaries. While the Company monitors the creditworthiness of these institutions, a crisis in the financial systems could limit access to funds and/or result in the loss of principal. The terms of these deposits and investments provide that all monies are available to the Company upon demand.

Accounts Receivable

Accounts receivable are stated at their estimated net realizable value and consist of amounts billed or billable and currently due from customers.

Allowances for Doubtful Accounts

The Company maintains an allowance for doubtful accounts, which reflects management's best estimate of probable losses based on an analysis of customer accounts, known troubled accounts, historical experience with write-offs, and other currently available evidence. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of customers and industries estimated to be greater credit risks, trends within the entire customer pool, and changes in the overall aging of accounts receivable. Accounts are written off against the allowance when it becomes evident collection will not occur. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts. The allowance for doubtful accounts was $22,334 and $17,522 at June 30, 2023 and June 30, 2022, respectively.

Inventories

Inventories are valued at average cost, using the last-in, first-out (LIFO) method for U.S. inventories and the average cost method for foreign inventories. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2023, approximately 14.2% of the Company's domestic inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year.

The Company evaluates the recoverability of its slow moving and inactive inventories at least quarterly. The Company estimates the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory, as well as assumptions regarding future demand. The Company's ability to recover its cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand, and relationships with suppliers. Historically, the Company's inventories have demonstrated long shelf lives, are not highly susceptible to obsolescence, and, in certain instances, can be eligible for return under supplier return programs.

Supplier Purchasing Programs

The Company enters into agreements with certain suppliers providing inventory purchase incentives. The Company's inventory purchase incentive arrangements are unique to each supplier and are generally annual programs ending at either the Company's fiscal year end or the supplier's year end; however, program length and ending dates can vary. Incentives are received in the form of cash or credits against purchases upon attainment of specified purchase volumes and are received either monthly, quarterly or annually. The incentives are generally a specified percentage of the Company's net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases. The Company accrues for the receipt of these inventory purchase incentives based upon cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases expected during the life of the program. Supplier programs are analyzed each quarter to determine the appropriateness of the amount of purchase incentives accrued. Upon program completion, differences between estimates and actual incentives subsequently received have not been material. Benefits under these supplier purchasing programs are recognized under the Company's inventory accounting methods as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. Accrued incentives expected to be settled as a credit against future purchases are reported on the consolidated balance sheets as an offset to amounts due to the related supplier.

Property and Related Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expense in the accompanying statements of consolidated income. Buildings, building improvements and leasehold improvements are depreciated over ten to thirty years or the life of the lease if a shorter period, and equipment is depreciated over three to ten years. The Company capitalizes internal use software development costs in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Amortization of software begins when it is ready for its intended use, and is computed on a straight-line basis over the estimated useful life of the software, generally not to exceed twelve years. Capitalized software and hardware costs are classified as property on the consolidated balance sheets. The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the asset group's recorded value cannot be recovered from undiscounted future cash flows. Impairment losses, if any, would be measured based upon the difference between the carrying amount of an asset group and its fair value.

Goodwill and Intangible Assets

Goodwill is recognized as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is not amortized. Goodwill is reviewed for impairment annually as of January 1 or whenever changes in conditions indicate an evaluation should be completed. These conditions could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. The Company utilizes the income and market approaches to determine the fair value of reporting units. Evaluating impairment requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of the business, and determination of an appropriate discount rate. While the Company uses available information to prepare the estimates and evaluations, actual results could differ significantly.

The Company recognizes acquired identifiable intangible assets such as customer relationships, trade names, vendor relationships, and non-competition agreements apart from goodwill. Customer relationship identifiable intangibles are amortized using the sum-of-the-years-digits method or the expected cash flow method over estimated useful lives consistent with assumptions used in the determination of their value. Amortization of all other finite-lived identifiable intangible assets is computed using the straight-line method over the estimated period of benefit. Amortization of identifiable intangible assets is included in selling, distribution and administrative expense in the accompanying statements of consolidated income. Identifiable intangible assets with finite lives are reviewed for impairment when changes in conditions indicate carrying value may not be recoverable. If circumstances require a finite-lived intangible asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to the carrying value of the asset. If the carrying value of the finite-lived intangible asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value determined through a discounted cash flow model. Identifiable intangible assets with indefinite lives are reviewed for impairment on an annual basis or whenever changes in conditions indicate an evaluation should be completed. The Company does not currently have any indefinite-lived identifiable intangible assets.

Self-Insurance Liabilities

The Company maintains business insurance programs with significant self-insured retention covering workers' compensation, business, automobile, general product liability and other claims. The Company accrues estimated losses including those incurred but not reported using actuarial calculations, models and assumptions based on historical loss experience. The Company also maintains a self-insured health benefits plan which provides medical benefits to U.S. based employees electing coverage under the plan. The Company estimates its reserve for all unpaid medical claims, including those incurred but not reported, based on historical experience, adjusted as necessary based upon management's reasoned judgment.

Revenue Recognition

The Company primarily sells purchased products distributed through its network of service centers and recognizes revenue at a point in time when control of the product transfers to the customer, typically upon shipment from an Applied facility or directly from a supplier. For products that ship directly from suppliers to customers, Applied generally acts as the principal in the transaction and recognizes revenue on a gross basis. Revenue recognized over time is not significant. Revenue is measured as the amount of consideration expected to be received in exchange for the products and services provided, net of allowances for product returns, variable consideration, and any taxes collected from customers that will be remitted to governmental authorities. Shipping and handling costs are recognized in net sales when they are billed to the customer. The Company has elected to account for shipping and handling activities as fulfillment costs. There are no significant costs associated with obtaining customer contracts.

Payment terms with customers vary by the type and location of the customer and the products or services offered. The Company does not adjust the promised amount of consideration for the effects of significant financing components based on the expectation that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. Arrangements with customers that include payment terms extending beyond one year are not significant.

The Company's products are generally sold with a right of return and may include variable consideration in the form of incentives, discounts, credits or rebates. Product returns are estimated based on historical return rates. The returns reserve was $12,635 and $10,522 at June 30, 2023 and June 30, 2022, respectively.

The Company estimates and recognizes variable consideration based on historical experience to determine the expected amount to which the Company will be entitled in exchange for transferring the promised goods or services to a customer. The Company records variable consideration as an adjustment to the transaction price in the period it is incurred. The realization of variable consideration occurs within a short period of time from product delivery; therefore, the time value of money effect is not significant.

Shipping and Handling Costs

The Company records freight payments to third parties in cost of sales and internal delivery costs in selling, distribution and administrative expense in the accompanying statements of consolidated income. Internal delivery costs in selling, distribution and administrative expense were approximately $22,170, $17,890 and $15,970 for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

Income Taxes

Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. Uncertain tax positions meeting a more-likely-than-not recognition threshold are recognized in accordance with Accounting Standards Codification (ASC) Topic 740 - Income Taxes. The Company recognizes accrued interest and penalties related to unrecognized income tax benefits in the provision for income taxes.

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees under the 2019 Long-Term Performance Plan, the 2015 Long-Term Performance Plan, or the 2011 Long-Term Performance Plan. The Company measures share-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost over the requisite service period. Non-qualified stock appreciation rights (SARs) and stock options are granted with an exercise price equal to the closing market price of the Company's common stock at the date of grant and the fair values are determined using a Black-Scholes option pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate and the expected dividend yield. SARs and stock option awards generally vest over four years of continuous service and have ten-year contractual terms. The fair value of restricted stock awards, restricted stock units (RSUs), and performance shares are based on the closing market price of Company common stock on the grant date.

Treasury Shares

Shares of common stock repurchased by the Company are recorded at cost as treasury shares and result in a reduction of shareholders' equity in the consolidated balance sheets. The Company uses the weighted-average cost method for determining the cost of shares reissued. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

Derivatives

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

In accordance with the FASB's fair value measurement guidance, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Retirement Savings Plan

Substantially all U.S. employees participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. Participants may elect 401(k) contributions of up to 50% of their compensation, subject to Internal Revenue Code maximums. The Company partially matches 401(k) contributions by participants. The Company suspended the 401(k) match starting in the fourth quarter of 2020 and restored it in the third quarter of fiscal 2021. The Company's expense for matching of employees' 401(k) contributions was $9,989, $9,149 and $3,945 during 2023, 2022 and 2021, respectively.

Deferred Compensation Plans

The Company has deferred compensation plans that enable certain employees of the Company to defer receipt of a portion of their compensation. Assets held in these rabbi trusts consist of investments in money market and mutual funds and Company common stock.

Post-employment Benefit Plans

The Company provides the following post-employment benefits which, except for the Qualified Defined Benefit Retirement Plan and Key Executive Restoration Plan, are unfunded:

Supplemental Executive Retirement Benefits Plan

The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable and determinable at retirement based upon a percentage of the participant's historical compensation. The Executive Organization and Compensation Committee of the Board of Directors froze participant benefits (credited service and final average earnings) and entry into the Supplemental Executive Retirement Benefits Plan (SERP) effective December 31, 2011. The Company recorded net periodic benefit costs associated with the SERP of $399, $450, and $401 in fiscal 2023, 2022, and 2021, respectively. The Company expects to make payments of approximately $1,300 under the SERP in fiscal 2024 and 2025, respectively.

Key Executive Restoration Plan

In fiscal 2012, the Company adopted the Key Executive Restoration Plan (KERP), a funded, non-qualified deferred compensation plan, to replace the SERP. The Company recorded $456, $514, and $334 of expense associated with this plan in fiscal 2023, 2022, and 2021, respectively.

Qualified Defined Benefit Retirement Plan

The Company's qualified defined benefit retirement plan provided benefits to certain hourly employees at retirement based on length of service and date of retirement. The plan accruals were frozen as of April 16, 2018, and employees were permitted to participate in the Retirement Savings Plan, following that date. The Company terminated the plan effective February 28, 2022. Participants elected to receive benefits as either a lump sum payment or through an annuity contract and the settlement of $8,895 was paid from plan assets in the second quarter of fiscal 2023. As a result of the plan termination, the Company recognized a loss of $1,184 in the year ended June 30, 2023, which is recorded in other expense (income), net in the statements of consolidated income. The Company recorded net periodic costs associated with this plan of $282 and $46 in fiscal 2022 and 2021, respectively.

Retiree Health Care Benefits

The Company provides health care benefits, through third-party policies, to eligible retired employees who pay a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. Additionally, in conjunction with a fiscal 1998 acquisition, the Company assumed the obligation for a post-retirement medical benefit plan which provides health care benefits to eligible retired employees at no cost to the individual. The Company recorded net periodic benefits associated with these plans of $113, $123, and $161 in fiscal 2023, 2022, and 2021, respectively.

The Company has determined that the related disclosures under ASC Topic 715 - Compensation, Retirement Benefits, for these post-employment benefit plans are not material to the consolidated financial statements.

Leases

The Company leases facilities for certain service centers, warehouses, distribution centers and office space. The Company also leases office equipment and vehicles. All leases are classified as operating. The Company's leases expire at various dates through 2034, with terms ranging from 1 year to 15 years. Many of the Company's real estate leases contain renewal provisions to extend lease terms up to 5 years. The exercise of renewal options is solely at the Company's discretion. The Company's lease agreements do not contain material variable lease payments, residual value guarantees or restrictive covenants. The Company does not recognize right-of-use assets or lease liabilities for short-term leases with initial terms of 12 months or less. Leased vehicles comprise the majority of the Company's short-term leases. All other leases are recorded on the balance sheet with right-of-use assets representing the right to use the underlying asset for the lease term and lease liabilities representing lease payment obligations. The Company's leases do not provide implicit rates; therefore the Company uses its incremental borrowing rate as the discount rate for measuring lease liabilities. Non-lease components are accounted for separately from lease components. The Company's operating lease expense is recognized on a straight-line basis over the lease term and is recorded in selling, distribution and administrative expense on the statements of consolidated income.

NOTE 2: REVENUE RECOGNITION

Disaggregation of Revenues

The following tables present the Company's net sales by reportable segment and by geographic areas based on the location of the facility shipping the product for the years ended June 30, 2023, 2022 and 2021. Other countries consist of Mexico, Australia, New Zealand, and Singapore.

	Year Ended June 30, 2023		
	Service Center Based Distribution	Engineered Solutions	Total
Geographic Areas:			
United States	$ 2,441,281	$ 1,419,140	$ 3,860,421
Canada	315,499	—	315,499
Other Countries	210,062	26,812	236,874
Total	$ 2,966,842	$ 1,445,952	$ 4,412,794

	Year Ended June 30, 2022		
	Service Center Based Distribution	Engineered Solutions	Total
Geographic Areas:			
United States	$ 2,081,566	$ 1,218,184	$ 3,299,750
Canada	291,530	—	291,530
Other Countries	192,508	26,888	219,396
Total	$ 2,565,604	$ 1,245,072	$ 3,810,676

	Year Ended June 30, 2021		
	Service Center Based Distribution	Engineered Solutions	Total
Geographic Areas:			
United States	$ 1,768,965	$ 1,013,894	$ 2,782,859
Canada	255,360	—	255,360
Other Countries	175,208	22,492	197,700
Total	$ 2,199,533	$ 1,036,386	$ 3,235,919

The following tables present the Company's percentage of revenue by reportable segment and major customer industry for the years ended June 30, 2023, 2022, and 2021:

	Year Ended June 30, 2023		
	Service Center Based Distribution	Engineered Solutions	Total
General Industry	34.0 %	41.2 %	36.2 %
Industrial Machinery	9.8 %	26.1 %	15.2 %
Food	13.2 %	2.7 %	9.8 %
Metals	10.6 %	7.5 %	9.6 %
Forest Products	12.1 %	2.8 %	9.1 %
Chem/Petrochem	2.8 %	13.9 %	6.4 %
Cement & Aggregate	7.8 %	1.3 %	5.7 %
Oil & Gas	6.0 %	1.4 %	4.5 %
Transportation	3.7 %	3.1 %	3.5 %
Total	100.0 %	100.0 %	100.0 %

	Year Ended June 30, 2022		
	Service Center Based Distribution	Engineered Solutions	Total
General Industry	34.9 %	40.1 %	36.7 %
Industrial Machinery	10.3 %	28.3 %	16.2 %
Food	12.6 %	2.5 %	9.3 %
Metals	11.2 %	7.4 %	9.9 %
Forest Products	10.8 %	2.4 %	8.0 %
Chem/Petrochem	3.1 %	13.8 %	6.6 %
Cement & Aggregate	7.6 %	1.0 %	5.5 %
Oil & Gas	5.4 %	1.2 %	4.0 %
Transportation	4.1 %	3.3 %	3.8 %
Total	100.0 %	100.0 %	100.0 %

	Year Ended June 30, 2021		
	Service Center Based Distribution	Engineered Solutions	Total
General Industry	35.8 %	40.0 %	37.2 %
Industrial Machinery	9.8 %	26.8 %	15.2 %
Food	13.5 %	2.9 %	10.1 %
Metals	10.5 %	6.8 %	9.3 %
Forest Products	10.7 %	2.9 %	8.2 %
Chem/Petrochem	3.3 %	13.6 %	6.6 %
Cement & Aggregate	7.9 %	1.1 %	5.7 %
Oil & Gas	3.9 %	1.1 %	3.0 %
Transportation	4.6 %	4.8 %	4.7 %
Total	100.0 %	100.0 %	100.0 %

The following tables present the Company's percentage of revenue by reportable segment and product line for the years ended June 30, 2023, 2022, and 2021:

	Year Ended June 30, 2023		
	Service Center Based Distribution	Engineered Solutions	Total
Power Transmission	37.3 %	10.6 %	28.5 %
General Maintenance; Hose Products	21.1 %	19.3 %	20.6 %
Fluid Power	13.3 %	34.3 %	20.2 %
Bearings, Linear & Seals	28.3 %	0.4 %	19.1 %
Specialty Flow Control	— %	35.4 %	11.6 %
Total	100.0 %	100.0 %	100.0 %

	Year Ended June 30, 2022		
	Service Center Based Distribution	Engineered Solutions	Total
Power Transmission	37.1 %	10.6 %	28.4 %
General Maintenance; Hose Products	20.9 %	18.9 %	20.3 %
Fluid Power	12.8 %	37.2 %	20.8 %
Bearings, Linear & Seals	29.2 %	0.4 %	19.8 %
Specialty Flow Control	— %	32.9 %	10.7 %
Total	100.0 %	100.0 %	100.0 %

	Year Ended June 30, 2021		
	Service Center Based Distribution	Engineered Solutions	Total
Power Transmission	37.3 %	7.5 %	27.8 %
General Maintenance; Hose Products	20.5 %	16.9 %	19.3 %
Fluid Power	13.2 %	38.0 %	21.2 %
Bearings, Linear & Seals	29.0 %	0.4 %	19.8 %
Specialty Flow Control	— %	37.2 %	11.9 %
Total	100.0 %	100.0 %	100.0 %

Contract Assets

The Company's contract assets consist of un-billed amounts resulting from contracts for which revenue is recognized over time using the cost-to-cost method, and for which revenue recognized exceeds the amount billed to the customer.

Activity related to contract assets, which are included in other current assets on the consolidated balance sheet, is as follows:

	June 30, 2023	June 30, 2022	$ Change	% Change
Contract assets	$ 17,911	$ 18,050	$ (139)	(0.8)%

The difference between the opening and closing balances of the Company's contract assets primarily results from the timing difference between the Company's performance and when the customer is billed.

NOTE 3: BUSINESS COMBINATIONS

The operating results of all acquired entities are included within the consolidated operating results of the Company from the date of each respective acquisition.

Fiscal 2023 Acquisitions

On March 31, 2023, the Company acquired substantially all of the net assets of Advanced Motion Systems Inc. (AMS), a western New York based provider of automation products, services, and engineered solutions focused on a full range of machine vision, robotics, and motion control products and technologies. AMS is included in the Engineered Solutions segment. The purchase price for the acquisition was $10,118, net tangible assets acquired were $1,768, and intangible assets including goodwill were $8,350 based upon preliminary estimated fair values at the acquisition date, which are subject to adjustment. The Company funded this acquisition using available cash. The acquisition price and the results of operations for the acquired entity are not material in relation to the Company's consolidated financial statements.

On November 1, 2022, the Company acquired substantially all of the net assets of Automation, Inc., a Minneapolis, Minnesota based provider of automation products, services, and engineered solutions focused on machine vision, collaborative and mobile robotics, motion control, intelligent sensors, pneumatics, and other related products and solutions. Automation, Inc. is included in the Engineered Solutions segment. The purchase price for the acquisition was $25,667, net tangible assets acquired were $3,689, and intangible assets including goodwill were $21,978 based upon preliminary estimated fair values at the acquisition date, which are subject to adjustment. The Company funded this acquisition using available cash. The acquisition price and the results of operations for the acquired entity are not material in relation to the Company's consolidated financial statements.

Fiscal 2022 Acquisitions

On August 18, 2021, the Company acquired substantially all of the net assets of R.R. Floody Company (Floody), a Rockford, Illinois provider of high technology solutions for advanced factory automation. Floody is included in the Engineered Solutions segment. The purchase price for the acquisition was $8,038, net tangible assets acquired were $1,040, and intangible assets including goodwill were $6,998 based upon estimated fair values at the acquisition date. The purchase price includes $1,000 of acquisition holdback payments, of which $500 was paid during the year-ended June 30, 2023. The remaining balance of $500 is included in other current liabilities on the consolidated balance sheet as of June 30, 2023, and will be paid on the second anniversary of the acquisition date with interest at a fixed rate of 2.0% per annum. The Company funded this acquisition using available cash. The acquisition price and the results of operations for the acquired entity are not material in relation to the Company's consolidated financial statements.

Fiscal 2021 Acquisitions

On December 31, 2020, the Company acquired 100% of the outstanding shares of Gibson Engineering (Gibson), a Norwood, Massachusetts provider of automation products, services, and engineered solutions focused on machine vision, motion control, mobile and collaborative robotic solutions, intelligent sensors, and other related equipment. Gibson is included in the Engineered Solutions segment. The purchase price for the acquisition was $15,341, net tangible assets acquired were $955, and intangible assets including goodwill were $14,386 based upon estimated fair values at the acquisition date. The purchase price included $1,904 of acquisition holdback payments, of which $850 was paid during the year-ended June 30, 2023. The Company funded this acquisition using available cash. The acquisition price and the results of operations for the acquired entity are not material in relation to the Company's consolidated financial statements.

On October 5, 2020, the Company acquired substantially all of the net assets of Advanced Control Solutions (ACS), which operates four locations in Georgia, Tennessee and Alabama. ACS is a provider of automation products, services, and engineered solutions focused on machine vision equipment and software, mobile and collaborative robotic solutions, intelligent sensors, logic controllers, and other related equipment. ACS is included in the Engineered Solutions segment. The purchase price for the acquisition was $17,867, net tangible assets acquired were $1,210, and intangible assets including goodwill were $16,657 based upon estimated fair values at the acquisition date. The Company funded this acquisition using available cash. The acquisition price and the results of operations for the acquired entity are not material in relation to the Company's consolidated financial statements.

NOTE 4: INVENTORIES

Inventories consist of the following:

June 30,	2023	2022
U.S. inventories at average cost	$ 558,299	$ 487,555
Foreign inventories at average cost	158,165	141,176
	716,464	628,731
Less: Excess of average cost over LIFO cost for U.S. inventories	215,280	178,910
Inventories on consolidated balance sheets	$ 501,184	$ 449,821

The overall impact of LIFO layer liquidations increased gross profit by $127, $501, and $3,895 in fiscal 2023, fiscal 2022, and fiscal 2021, respectively.

NOTE 5: GOODWILL AND INTANGIBLES

The changes in the carrying amount of goodwill for both the Service Center Based Distribution segment and the Engineered Solutions segment for the years ended June 30, 2023 and 2022 are as follows:

	Service Center Based Distribution	Engineered Solutions	Total
Balance at July 1, 2021	$ 212,296	$ 347,781	$ 560,077
Goodwill acquired during the year	—	3,984	3,984
Other, primarily currency translation	(1,286)	430	(856)
Balance at June 30, 2022	211,010	352,195	563,205
Goodwill acquired during the year	—	14,517	14,517
Other, primarily currency translation	221	475	696
Balance at June 30, 2023	$ 211,231	$ 367,187	$ 578,418

The Company has eight (8) reporting units for which an annual goodwill impairment assessment was performed as of January 1, 2023. The Company concluded that all of the reporting units' fair values exceeded their carrying amounts by at least 20% as of January 1, 2023.

The fair values of the reporting units in accordance with the goodwill impairment test were determined using the income and market approaches. The income approach employs the discounted cash flow method reflecting projected cash flows expected to be generated by market participants and then adjusted for time value of money factors, and requires management to make significant estimates and assumptions related to forecasts of future revenues, earnings before interest, taxes, depreciation, and amortization (EBITDA), and discount rates. The market approach utilizes an analysis of comparable publicly traded companies and requires management to make significant estimates and assumptions related to the forecasts of future revenues, EBITDA, and multiples that are applied to management's forecasted revenues and EBITDA estimates.

The techniques used in the Company's impairment test have incorporated a number of assumptions that the Company believes to be reasonable and to reflect known market conditions at the measurement date. Assumptions in estimating future cash flows are subject to a degree of judgment. The Company makes all efforts to forecast future cash flows as accurately as possible with the information available at the measurement date. The Company evaluates the appropriateness of its assumptions and overall forecasts by comparing projected results of upcoming years with actual results of preceding years. Key assumptions (Level 3 in the fair value hierarchy) relate to pricing trends, inventory costs, customer demand, and revenue growth. A number of benchmarks from independent industry and other economic publications were also used.

Changes in future results, assumptions, and estimates after the measurement date may lead to an outcome where additional impairment charges would be required in future periods. Specifically, actual results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions. Further, continued adverse market conditions could result in the recognition of additional impairment if the Company determines that the fair values of its reporting units have fallen below their carrying values. Certain events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the Company's reporting units may include such items as: (i) a decrease in expected future cash flows, specifically, a decrease in sales volume driven by a prolonged weakness in customer demand or other pressures adversely affecting our long-term sales trends; (ii) inability to achieve the sales from our strategic growth initiatives.

At June 30, 2023 and 2022, accumulated goodwill impairment losses subsequent to fiscal year 2002 totaled $64,794 related to the Service Center Based Distribution segment and $167,605 related to the Engineered Solutions segment.

The Company's identifiable intangible assets resulting from business combinations are amortized over their estimated period of benefit and consist of the following:

June 30, 2023		Amount		Accumulated Amortization		Net Book Value
Finite-Lived Intangibles:						
Customer relationships	$	364,572	$	188,804	$	175,768
Trade names		108,301		50,823		57,478
Vendor relationships		9,861		9,744		117
Other		3,347		1,161		2,186
Total Intangibles	$	486,081	$	250,532	$	235,549

June 30, 2022		Amount		Accumulated Amortization		Net Book Value
Finite-Lived Intangibles:						
Customer relationships	$	353,836	$	166,623	$	187,213
Trade names		105,629		44,637		60,992
Vendor relationships		11,320		10,533		787
Other		2,321		723		1,598
Total Intangibles	$	473,106	$	222,516	$	250,590

Amounts include the impact of foreign currency translation. Fully amortized amounts are written off.

During fiscal 2021, due to the economic downturn in the oil and gas end markets, the Company determined that certain carrying values may not be recoverable within the Company's three asset groups that have significant exposure to oil and gas end markets. The Company determined that an impairment existed in two of the three asset groups as the asset groups' carrying values exceeded the sum of the undiscounted cash flows. The fair values of the long-lived assets were then determined using the income approach, and the analyses resulted in the measurement of an intangible asset impairment loss of $45,033, which was recorded during the second quarter of fiscal 2021, as the fair value of the intangible assets was determined to be zero. The income approach employs the discounted cash flow method reflecting projected cash flows expected to be generated by market participants and then adjusted for time value of money factors, and requires management to make significant estimates and assumptions related to forecasts of future revenues, EBITDA, and discount rates. Key assumptions (Level 3 in the fair value hierarchy) relate to pricing trends, inventory costs, customer demand, and revenue growth. A number of benchmarks from independent industry and other economic publications were also used. The analyses of these asset groups also resulted in a fixed asset impairment loss and leased asset impairment loss of $1,983 and $2,512, respectively, which were recorded during the second quarter of fiscal 2021. Sustained significant softness in certain end market concentrations could result in impairment of certain intangible assets in future periods.

During fiscal 2023, the Company acquired identifiable intangible assets with an acquisition cost allocation and weighted-average life as follows:

		Acquisition Cost Allocation	Weighted-Average Life
Customer relationships	$	11,176	20.0
Trade names		3,610	15.0
Other		1,025	6.7
Total Intangibles Acquired	$	15,811	18.0

Identifiable intangible assets with finite lives are reviewed for impairment when changes in conditions indicate carrying value may not be recoverable.

Amortization of identifiable intangibles totaled $30,805, $31,879 and $34,365 in fiscal 2023, 2022 and 2021, respectively, and is included in selling, distribution and administrative expense in the statements of consolidated income. Future amortization expense based on the Company's identifiable intangible assets as of June 30, 2023 is estimated to be $27,500 for 2024, $25,300 for 2025, $23,600 for 2026, $21,800 for 2027 and $20,200 for 2028.

NOTE 6: DEBT

A summary of long-term debt, including the current portion, follows:

June 30,	2023	2022
Revolving credit facility	$ 383,592	$ 410,592
Trade receivable securitization facility	188,300	188,300
Series C Notes	—	40,000
Series D Notes	25,000	25,000
Series E Notes	25,000	25,000
Other	356	603
Total debt	$ 622,248	$ 689,495
Less: unamortized debt issuance costs	152	171
	$ 622,096	$ 689,324

Revolving Credit Facility & Term Loan

In December 2021, the Company entered into a new revolving credit facility with a group of banks to refinance the existing credit facility as well as provide funds for ongoing working capital and other general corporate purposes. The revolving credit facility provides a $900,000 unsecured revolving credit facility and an uncommitted accordion feature which allows the Company to request an increase in the borrowing commitments, or incremental term loans, under the credit facility in aggregate principal amounts of up to $500,000. In May 2023, the Company and the administrative agent entered into an amendment to the credit facility to replace LIBOR as a reference rate available for use in the computation of interest and replace it with SOFR. Borrowings under this agreement bear interest, at the Company's election, at either the base rate plus a margin that ranges from 0 to 55 basis points based on net leverage ratio or SOFR plus a margin that ranges from 80 to 155 basis points based on the net leverage ratio. Unused lines under this facility, net of outstanding letters of credit of $200 to secure certain insurance obligations, totaled $516,208 and $489,208 at June 30, 2023 and June 30, 2022, respectively, and were available to fund future acquisitions or other capital and operating requirements. The interest rate on the revolving credit facility was 6.11% and 2.81% as of June 30, 2023 and June 30, 2022, respectively.

Additionally, the Company had letters of credit outstanding not associated with the revolving credit agreement, in the amount of $4,046 and $4,735 as of June 30, 2023 and June 30, 2022, respectively, in order to secure certain insurance obligations.

Trade Receivable Securitization Facility

In August 2018, the Company established a trade receivable securitization facility (the "AR Securitization Facility"). On March 26, 2021, the Company amended the AR Securitization Facility to expand the eligible receivables, which increased the maximum availability to $250,000 and increased the fees on the AR Securitization Facility to 0.98% per year. Availability is further subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and, therefore, at certain times, we may not be able to fully access the $250,000 of funding available under the AR Securitization Facility. The AR Securitization Facility effectively increases the Company's borrowing capacity by collateralizing a portion of the amount of the U.S. operations' trade accounts receivable. The Company uses the proceeds from the AR Securitization Facility as an alternative to other forms of debt, effectively reducing borrowing costs. In May 2023, the Company entered into an amendment to the AR Securitization facility to replace LIBOR as a reference rate available for use in the computation of interest and replace it with SOFR, therefore borrowings under this facility carry variable interest rates tied to SOFR. The interest rate on the AR Securitization Facility as of June 30, 2023 and June 30, 2022 was 6.16% and 2.60%, respectively. The Company classified the AR Securitization Facility as long-term debt as it has the ability and intent to extend or refinance this amount on a long-term basis. On August 4, 2023, the Company amended the AR Securitization Facility and extended the term to August 4, 2026.

Unsecured Shelf Facility

At June 30, 2023 and June 30, 2022, the Company had borrowings outstanding under its unsecured shelf facility agreement with Prudential Investment Management of $50,000 and $90,000, respectively. Fees on this facility range from 0.25% to 1.25% per year based on the Company's leverage ratio at each quarter end. The remaining principal balance on the "Series C" notes of the $40,000 was paid in July 2022. The "Series D" notes have a remaining principal amount of $25,000, carry a fixed interest rate of 3.21%, and are due in October 2023. The "Series E" notes have a principal amount of $25,000, carry a fixed interest rate of 3.08%, and are due in October 2024.

Other Long-Term Borrowing

In 2014, the Company assumed $2,359 of debt as a part of the headquarters facility acquisition. The 1.50% fixed interest rate note is held by the State of Ohio Development Services Agency and matures in November 2024.

The table below summarizes the aggregate maturities of amounts outstanding under long-term borrowing arrangements for each of the next five years:

Fiscal Year	Aggregate Maturity
2024	$ 25,251
2025	25,105
2026	—
2027	571,892
2028	—

Covenants

The credit facility and the unsecured shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2023, the most restrictive of these covenants required that the Company have net indebtedness less than 3.75 times consolidated income before interest, taxes, depreciation and amortization (as defined). At June 30, 2023, the Company's net indebtedness was less than 0.7 times consolidated income before interest, taxes, depreciation and amortization (as defined). The Company was in compliance with all financial covenants at June 30, 2023.

NOTE 7: DERIVATIVES

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive loss and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt.

In January 2019, the Company entered into an interest rate swap to mitigate variability in forecasted interest payments on $463,000 of the Company's U.S. dollar-denominated unsecured variable rate debt. The notional amount declines over time. The interest rate swap effectively converts a portion of the floating rate interest payment into a fixed rate interest payment. The Company designated the interest rate swap as a pay-fixed, receive-floating interest rate swap instrument and is accounting for this derivative as a cash flow hedge. During the quarter ended December 31, 2020, the Company completed a transaction to amend and extend the interest rate swap agreement which resulted in an extension of the maturity date by an additional three years and a decrease of the weighted average fixed pay rate from 2.61% to 1.63%. The pay-fixed interest rate swap is considered a hybrid instrument with a financing component and an embedded at-market derivative that was designated as a cash flow hedge. In May 2023, the Company entered into bilateral agreements with its swap counterparties to transition its interest rate swap agreements to SOFR, and further decreased the weighted average fixed pay rate to 1.58%. The Company made various ASC 848 elections related to changes in critical terms of the hedging relationship due to reference rate reform to not result in a dedesignation of the hedging relationship. As of May 31, 2023, the Company's interest rate swap agreement was indexed to SOFR.

The interest rate swap converted $384,000 of variable rate debt to a rate of 2.59% as of June 30, 2023. The interest rate swap converted $409,000 of variable rate debt to a rate of 2.75% as of June 30, 2022. The fair value (Level 2 in the fair value hierarchy) of the interest rate cash flow hedge was $27,044 and $17,827 as of June 30, 2023 and June 30, 2022, respectively, which is included in other current assets and other assets in the consolidated balance sheet. Amounts reclassified from other comprehensive income, before tax, to interest expense totaled $(7,285), $11,361, and $11,553 for fiscal 2023, 2022, and 2021, respectively.

NOTE 8: FAIR VALUE MEASUREMENTS

Marketable securities measured at fair value at June 30, 2023 and June 30, 2022 totaled $18,637 and $15,317, respectively. The majority of these marketable securities are held in a rabbi trust for a non-qualified deferred compensation plan. The marketable securities are included in other assets on the consolidated balance sheets and their fair values were valued using quoted market prices (Level 1 in the fair value hierarchy).

As of June 30, 2023, the carrying value of the Company's fixed interest rate debt outstanding under its unsecured shelf facility agreement with Prudential Investment Management approximates fair value (Level 2 in the fair value hierarchy).

The revolving credit facility contains variable interest rates and its carrying value approximates fair value (Level 2 in the fair value hierarchy).

NOTE 9: INCOME TAXES

Income Before Income Taxes

The components of income before income taxes are as follows:

Year Ended June 30,	2023	2022	2021
U.S.	$ 423,316	$ 287,367	$ 152,202
Foreign	26,495	42,423	24,860
Income before income taxes	$ 449,811	$ 329,790	$ 177,062

Provision

The provision for income taxes consists of:

Year Ended June 30,	2023	2022	2021
Current:			
Federal	$ 84,294	$ 40,608	$ 46,685
State and local	19,026	10,188	11,035
Foreign	5,468	6,404	5,665
Total current	108,788	57,200	63,385
Deferred:			
Federal	(1,881)	12,467	(24,168)
State and local	(84)	2,659	(4,740)
Foreign	(3,751)	50	(2,172)
Total deferred	(5,716)	15,176	(31,080)
Total	$ 103,072	$ 72,376	$ 32,305

Effective Tax Rates

The following reconciles the U.S. federal statutory income tax rate to the Company's effective income tax rate:

Year Ended June 30,	2023	2022	2021
Statutory income tax rate	21.0 %	21.0 %	21.0 %
Effects of:			
State and local taxes	3.5	3.3	3.2
Stock compensation	(1.0)	(1.5)	(2.5)
GILTI/FDII	(0.2)	0.2	0.1
R & D credit	(0.4)	(0.4)	(1.5)
U.S. tax on foreign income, net	—	(0.4)	(0.5)
Impact of foreign operations	0.2	0.4	—
Non-deductibles/Deductible dividend	0.6	0.2	—
Interest deduction	(0.4)	(0.6)	(1.1)
Valuation allowance	(0.6)	(0.6)	0.1
Other, net	0.2	0.3	(0.6)
Effective income tax rate	22.9 %	21.9 %	18.2 %

Consolidated Balance Sheets

Significant components of the Company's deferred tax assets and liabilities are as follows:

June 30,	2023	2022
Deferred tax assets:		
Compensation liabilities not currently deductible	$ 17,726	$ 19,131
Other expenses and reserves not currently deductible	18,215	17,143
Leases	26,345	26,688
Net operating loss carryforwards	6,809	7,371
Capitalization of R&D costs	11,646	—
Other	381	563
Total deferred tax assets	$ 81,122	$ 70,896
Less: Valuation allowance	(3,459)	(6,271)
Deferred tax assets, net of valuation allowance	$ 77,663	$ 64,625
Deferred tax liabilities:		
Inventories	$ (15,174)	$ (13,728)
Goodwill and intangibles	(52,463)	(46,513)
Leases	(26,179)	(26,509)
Hedging instrument	(9,081)	(6,446)
Depreciation and differences in property bases	(9,757)	(9,760)
Total deferred tax liabilities	(112,654)	(102,956)
Net deferred tax liabilities	$ (34,991)	$ (38,331)
Net deferred tax liabilities are classified as follows:		
Other assets	$ 9,990	$ 5,677
Other liabilities	(44,981)	(44,008)
Net deferred tax liabilities	$ (34,991)	$ (38,331)

As of June 30, 2023 and 2022, the Company had foreign net operating loss carryforwards of approximately $29,374 and $32,018, respectively, the tax benefit of which is approximately $6,440 and $6,677, respectively. These loss carryforwards will expire at various dates beginning in 2033. Also, as of June 30, 2023 and 2022, the Company had state net operating loss carryforwards, the tax benefit of which is approximately $466 and $878, respectively, which will expire at various dates beginning in 2027.

Valuation allowances are provided against deferred tax assets where it is considered more-likely-than-not that the Company will not realize the benefit of such assets. The remaining net deferred tax asset is the amount management believes is more-likely-than-not of being realized. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future income levels. The Company evaluates the realization of its deferred tax assets each quarter throughout the year. During the years ended June 30, 2023 and 2022, the Company recorded a net tax benefit related to the change in valuation allowances of $2,657 and $1,937, respectively. The total valuation allowance provided against the deferred tax assets in Canada and Mexico is $3,415 and $6,228 as of June 30, 2023 and 2022, respectively.

As of June 30, 2023, the Company had accumulated undistributed earnings of non-U.S. subsidiaries of approximately $172,914. The vast majority of such earnings have previously been subjected to the one-time transition tax or the Global Intangible Low Taxed Income ("GILTI") inclusion. Therefore, any additional taxes due with respect to such earnings or the excess of the amount for financial reporting over the tax basis of our foreign investments would generally be limited to foreign withholding and state income taxes. In addition, we expect foreign tax credits would be available to either offset or partially reduce the tax cost in the event of a distribution. We intend, however, to indefinitely reinvest these earnings and expect future U.S. cash generation to be sufficient to meet future U.S. cash needs.

Unrecognized Income Tax Benefits

The Company and its subsidiaries file income tax returns in U.S. federal, various state, local and foreign jurisdictions. The following table sets forth the changes in the amount of unrecognized tax benefits for the years ended June 30, 2023, 2022, and 2021:

Year Ended June 30,	2023	2022	2021
Unrecognized Income Tax Benefits at beginning of the year	$ 4,926	$ 5,230	$ 4,955
Current year tax positions	622	505	285
Prior year tax positions	(86)	(83)	620
Expirations of statutes of limitations	(641)	(726)	(630)
Unrecognized Income Tax Benefits at end of year	$ 4,821	$ 4,926	$ 5,230

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. During 2023, 2022, and 2021, the Company recognized $239, $(362), and $144 of expense (income), respectively, for interest and penalties related to unrecognized income tax benefits in its statements of consolidated income. The Company had a liability for penalties and interest of $1,115, $876, and $1,238 as of June 30, 2023, 2022, and 2021, respectively. The Company does not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months. Included in the balance of unrecognized income tax benefits at June 30, 2023, 2022, and 2021 are $4,722, $4,813, and $4,986 respectively, of income tax benefits that, if recognized, would affect the effective income tax rate.

The Company is subject to U.S. federal income tax examinations for the tax years 2019 through 2023 and to state and local income tax examinations for the tax years 2017 through 2023. In addition, the Company is subject to foreign income tax examinations for the tax years 2016 through 2023.

The Company's unrecognized income tax benefits are included in other liabilities in the consolidated balance sheets since payment of cash is not expected within one year, or as a reduction of a deferred tax asset.

NOTE 10: SHAREHOLDERS' EQUITY

Treasury Shares

At June 30, 2023, 128 shares of the Company's common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.

Accumulated Other Comprehensive Loss

Changes in the accumulated other comprehensive loss for the years ended June 30, 2023, 2022, and 2021, are comprised of the following amounts, shown net of taxes:

	Foreign currency translation adjustment	Post-employment benefits	Cash flow hedge	Total accumulated other comprehensive loss
Balance at July 1, 2020	$ (105,094)	$ (4,564)	$ (19,772)	$ (129,430)
Other comprehensive income	24,256	687	2,480	27,423
Amounts reclassified from accumulated other comprehensive loss	—	204	8,711	8,915
Net current-period other comprehensive income	24,256	891	11,191	36,338
Balance at June 30, 2021	(80,838)	(3,673)	(8,581)	(93,092)
Other comprehensive (loss) income	(9,900)	2,142	19,770	12,012
Amounts reclassified from accumulated other comprehensive loss	—	228	8,557	8,785
Net current-period other comprehensive (loss) income	(9,900)	2,370	28,327	20,797
Balance at June 30, 2022	(90,738)	(1,303)	19,746	(72,295)
Other comprehensive income	7,639	1,082	13,759	22,480
Amounts reclassified from accumulated other comprehensive loss	—	24	(5,505)	(5,481)
Net current-period other comprehensive income	7,639	1,106	8,254	16,999
Balance at June 30, 2023	$ (83,099)	$ (197)	$ 28,000	$ (55,296)

Other Comprehensive Income

Details of other comprehensive income are as follows:

Year Ended June 30,	2023			2022			2021		
	Pre-Tax Amount	Tax Expense (Benefit)	Net Amount	Pre-Tax Amount	Tax Expense	Net Amount	Pre-Tax Amount	Tax Expense	Net Amount
Foreign currency translation adjustments	$ 7,723	$ 84	$ 7,639	$ (9,862)	$ 38	$ (9,900)	$ 24,352	$ 96	$ 24,256
Post-employment benefits:									
Actuarial gain on re-measurement	405	100	305	2,839	697	2,142	903	216	687
Reclassification of actuarial losses and prior service cost into other expense (income), net and included in net periodic pension costs	36	12	24	300	72	228	270	66	204
Termination of pension plan	1,031	254	777	—	—	—	—	—	—
Unrealized gain on cash flow hedge	18,174	4,415	13,759	26,204	6,434	19,770	3,250	770	2,480
Reclassification of interest from cash flow hedge into interest expense	(7,285)	(1,780)	(5,505)	11,361	2,804	8,557	11,553	2,842	8,711
Other comprehensive income	$ 20,084	$ 3,085	$ 16,999	$ 30,842	$ 10,045	$ 20,797	$ 40,328	$ 3,990	$ 36,338

Net Income Per Share

Basic net income per share is based on the weighted-average number of common shares outstanding. Diluted net income per share includes the dilutive effect of potential common shares outstanding. Under the two-class method of computing net income per share, non-vested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. The Company's participating securities include Restricted Stock Units ("RSUs") and restricted stock awards. The Company calculated basic and diluted net income per share under both the treasury stock method and the two-class method. For the years presented there were no material differences in the net income per share amounts calculated using the two methods. Accordingly, the treasury stock method is disclosed below.

The following table presents amounts used in computing net income per share and the effect on the weighted-average number of shares of dilutive potential common shares:

Year Ended June 30,	2023	2022	2021
Net Income	$ 346,739	$ 257,414	$ 144,757
Average Shares Outstanding:			
Weighted-average common shares outstanding for basic computation	38,592	38,471	38,758
Dilutive effect of potential common shares	628	634	538
Weighted-average common shares outstanding for dilutive computation	39,220	39,105	39,296
Net Income Per Share — Basic	$ 8.98	$ 6.69	$ 3.73
Net Income Per Share — Diluted	$ 8.84	$ 6.58	$ 3.68

Stock awards relating to 84, 106 and 234 shares of common stock were outstanding at June 30, 2023, 2022 and 2021, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.

NOTE 11: SHARE-BASED COMPENSATION

Share-Based Incentive Plans

Following approval by the Company's shareholders in October 2019, the 2019 Long-Term Performance Plan (the "2019 Plan") replaced the 2015 Long-Term Performance Plan. The 2019 Plan, which expires in 2024, provides for granting of SARs, stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee or, in the case of director awards, the Corporate Governance & Sustainability Committee of the Board of Directors (together referred to as the Committee) may determine to officers, other key employees and members of the Board of Directors. Grants are generally made at regularly scheduled committee meetings. Compensation costs charged to expense under award programs paid (or to be paid) with shares (including SARs, performance shares, restricted stock, and RSUs) are summarized in the table below:

Year Ended June 30,	2023	2022	2021
SARs	$ 2,785	$ 3,284	$ 2,526
Performance shares	5,302	4,549	2,494
Restricted stock and RSUs	4,274	4,009	3,960
Total compensation costs under award programs	$ 12,361	$ 11,842	$ 8,980

Such amounts are included in selling, distribution and administrative expense in the accompanying statements of consolidated income. The total income tax benefit recognized in the statements of consolidated income for share-based compensation plans was $7,886, $5,105, and $6,649 for fiscal years 2023, 2022, and 2021, respectively. It has been the practice of the Company to issue shares from treasury to satisfy requirements of awards paid with shares.

The aggregate unrecognized compensation cost for share-based award programs with the potential to be paid at June 30, 2023 is summarized in the table below:

June 30,	2023	Average Expected Period of Expected Recognition (Years)
SARs	$ 3,267	2.7
Performance shares	5,694	1.7
Restricted stock and RSUs	4,036	1.8
Total unrecognized compensation costs under award programs	$ 12,997	2.0

Cost of these programs will be recognized as expense over the weighted-average remaining vesting period of 2.0 years. The aggregate number of shares of common stock which may be awarded under the 2019 Plan is 2,250; shares available for future grants at June 30, 2023 were 1,653.

Stock Appreciation Rights and Stock Options

The weighted-average assumptions used for SARs grants issued in fiscal 2023, 2022 and 2021 are:

	2023	2022	2021
Expected life, in years	6.2	6.4	7.0
Risk free interest rate	2.9 %	1.0 %	0.5 %
Dividend yield	1.3 %	1.5 %	1.9 %
Volatility	35.5 %	34.3 %	32.0 %
Per share fair value of SARs granted during the year	$35.98	$26.18	$17.97

The expected life is based upon historical exercise experience of the officers, other key employees and members of the Board of Directors. The risk free interest rate is based upon U.S. Treasury zero-coupon bonds with remaining terms equal to the expected life of the SARs. The assumed dividend yield has been estimated based upon the Company's historical results and expectations for changes in dividends and stock prices. The volatility assumption is calculated based upon historical daily price observations of the Company's common stock for a period equal to the expected life.

SARs are redeemable solely in Company common stock. The exercise price of stock option awards may be settled by the holder with cash or by tendering Company common stock.

A summary of SARs and stock options activity is presented below:

Year Ended June 30, 2023 (Shares in thousands)	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	965	$ 61.85
Granted	112	104.33
Exercised	(257)	53.84
Forfeited	(4)	77.65
Outstanding, end of year	816	$ 70.11
Exercisable at end of year	537	$ 62.64
Expected to vest at end of year	810	$ 69.90

The weighted-average remaining contractual terms for SARs and stock options outstanding, exercisable, and expected to vest at June 30, 2023 were 6.0, 5.0, and 6.0 years, respectively. The aggregate intrinsic values of SARs and stock options outstanding, exercisable, and expected to vest at June 30, 2023 were $60,964 $44,125, and $60,689, respectively. The aggregate intrinsic value of the SARs and stock options exercised during fiscal 2023, 2022, and 2021 was $20,170, $17,015, and $21,189, respectively.

The total fair value of shares vested during fiscal 2023, 2022, and 2021 was $2,691, $2,341, and $2,880, respectively.

Performance Shares

Performance shares are paid in shares of Applied stock at the end of a three-year period provided the Company achieves goals established by the Committee. The number of Applied shares payable will vary depending on the level of the goals achieved.

A summary of non-vested performance shares activity at June 30, 2023 is presented below:

Year Ended June 30, 2023 (Shares in thousands)	Shares	Weighted- Average Grant-Date Fair Value
Non-vested, beginning of year	131	$ 58.27
Awarded	73	74.10
Forfeitures	(2)	62.43
Vested	(43)	53.63
Non-vested, end of year	159	$ 96.37

The Committee set three one-year goals for each of the 2023, 2022, and 2021 grants. Each fiscal year during the three-year term has its own separate goals, tied to the Company's earnings before interest, tax, depreciation, and amortization (EBITDA) and after-tax return on assets (ROA). Achievement during any particular fiscal year is awarded and "banked" for payout at the end of the three-year term. For the outstanding grants as of June 30, 2023, the maximum number of shares that could be earned in future periods was 65.

Restricted Stock and Restricted Stock Units

Under the 2019 Plan, restricted stock award recipients have voting rights with respect to their shares, but are restricted from selling or transferring the shares prior to vesting; dividends are accrued and paid upon vesting. Restricted stock awards vest over periods of one to four years. RSUs are grants valued in shares of Applied stock, but shares are not issued until the grants vest three to five years from the award date, assuming continued employment with Applied; dividend equivalents on RSUs are accrued and paid upon vesting.

A summary of the status of the Company's non-vested restricted stock and RSUs at June 30, 2023 is presented below:

Year Ended June 30, 2023 (Share amounts in thousands)	Shares	Weighted- Average Grant-Date Fair Value
Non-vested, beginning of year	177	$ 69.23
Granted	37	108.60
Forfeitures	(5)	76.91
Vested	(66)	60.02
Non-vested, end of year	143	$ 83.35

NOTE 12: LEASES

The Company's operating lease expense is recognized on a straight-line basis over the lease term and is recorded in selling, distribution and administrative expense on the statements of consolidated income. Operating lease costs and short-term lease costs were $35,982 and $9,153, respectively, for the year ended June 30, 2023 and $34,144 and $7,501, respectively, for the year ended June 30, 2022. Variable lease costs and sublease income were not material.

Information related to operating leases is as follows:

June 30,	2023		2022
Operating lease assets, net	$ 100,677	$	108,052
Operating lease liabilities			
Other current liabilities	$ 31,173	$	30,114
Other liabilities	72,704		80,807
Total operating lease liabilities	$ 103,877	$	110,921

June 30,	2023	2022
Weighted average remaining lease term (years)	4.9	5.5
Weighted average incremental borrowing rate	3.67 %	2.92 %

Year Ended June 30,	2023		2022
Cash paid for operating leases	$ 35,545	$	35,313
Right of use assets obtained in exchange for new operating lease liabilities	$ 30,605	$	50,743

The table below summarizes the aggregate maturities of liabilities pertaining to operating leases with terms greater than one year for each of the next five years:

Fiscal Year	Maturity of Operating Lease Liabilities
2024	$ 34,235
2025	25,253
2026	19,742
2027	14,230
2028	8,416
Thereafter	11,375
Total lease payments	113,251
Less interest	9,374
Present value of lease liabilities	$ 103,877

The Company maintains lease agreements for many of the operating facilities of businesses it acquires from previous owners. In many cases, the previous owners of the business acquired become employees of Applied and occupy management positions within those businesses. The payments under lease agreements of this nature totaled $1,500 in 2023, and $2,100 in each of 2022 and 2021.

NOTE 13: SEGMENT INFORMATION

The Company's reportable segments are: Service Center Based Distribution and Engineered Solutions (formerly known as Fluid Power & Flow Control). The Company changed the reportable segment name to Engineered Solutions in the first quarter of fiscal 2023. There was no change in the composition of either reportable segment. These reportable segments contain the Company's various operating segments which have been aggregated based upon similar economic and operating characteristics. The Service Center Based Distribution segment operates through local service centers and distribution centers with a focus on providing products and services addressing the maintenance and repair of motion control infrastructure and production equipment. Products primarily include industrial bearings, motors, belting, drives, couplings, pumps, linear motion products, hydraulic and pneumatic components, filtration supplies, and hoses, as well as other related supplies for general operational needs of customers' machinery and equipment. The Engineered Solutions segment includes our operations that specialize in distributing, engineering, designing, integrating, and repairing hydraulic and pneumatic fluid power technologies, and engineered flow control products and services. This segment also includes our operations that focus on advanced automation solutions including machine vision, robotics, motion control, and smart technologies.

The accounting policies of the Company's reportable segments are generally the same as those described in note 1. Intercompany sales, primarily from the Engineered Solutions segment to the Service Center Based Distribution segment of $48,450, $37,163, and $31,615, in 2023, 2022, and 2021, respectively, have been eliminated in the following table.

Segment Financial Information

	Service Center Based Distribution	Engineered Solutions	Total
Year Ended June 30, 2023			
Net sales	$ 2,966,842	$ 1,445,952	$ 4,412,794
Operating income for reportable segments	373,439	203,404	576,843
Assets used in the business	1,736,393	1,006,939	2,743,332
Depreciation and amortization of property	17,932	4,334	22,266
Capital expenditures	15,390	11,086	26,476
Year Ended June 30, 2022			
Net sales	$ 2,565,604	$ 1,245,072	$ 3,810,676
Operating income for reportable segments	301,881	156,644	458,525
Assets used in the business	1,455,293	997,295	2,452,588
Depreciation and amortization of property	17,509	4,167	21,676
Capital expenditures	14,486	3,638	18,124
Year Ended June 30, 2021			
Net sales	$ 2,199,533	$ 1,036,386	$ 3,235,919
Operating income for reportable segments	225,206	121,782	346,988
Assets used in the business	1,332,720	939,087	2,271,807
Depreciation and amortization of property	17,155	3,625	20,780
Capital expenditures	13,735	2,117	15,852

A reconciliation of operating income for reportable segments to the consolidated income before income taxes is as follows:

Year Ended June 30,	2023	2022	2021
Operating income for reportable segments	$ 576,843	$ 458,525	$ 346,988
Adjustments for:			
Intangible amortization — Service Center Based Distribution	2,857	3,435	5,426
Intangible amortization — Engineered Solutions	27,948	28,444	28,938
Impairment — Service Center Based Distribution	—	—	49,528
Corporate and other expense, net	72,887	68,788	57,642
Total operating income	473,151	357,858	205,454
Interest expense, net	21,639	26,263	30,592
Other expense (income), net	1,701	1,805	(2,200)
Income before income taxes	$ 449,811	$ 329,790	$ 177,062

Fluctuations in corporate and other expense, net, are due to changes in corporate expenses, as well as in the amounts and levels of certain expenses being allocated to the segments. The expenses being allocated include corporate charges for working capital, logistics support and other items.

Long-lived assets are based on physical locations and are comprised of the net book value of property and right of use assets. Information by geographic area is as follows:

June 30,		2023		2022		2021
Long-Lived Assets:						
United States	$	176,025	$	178,522	$	173,335
Canada		29,817		31,728		21,458
Other Countries		9,876		9,698		7,907
Total	$	215,718	$	219,948	$	202,700

NOTE 14: COMMITMENTS AND CONTINGENCIES

The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company does not expect that the ultimate resolution of any of these matters will have, either individually or in the aggregate, a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 15: OTHER EXPENSE (INCOME), NET

Other expense (income), net, consists of the following:

Year Ended June 30,		2023		2022		2021
Unrealized (gain) loss on assets held in rabbi trust for a non-qualified deferred compensation plan	$	(2,223)	$	2,612	$	(4,048)
Foreign currency transaction losses (gains)		3,284		(65)		2,091
Net other periodic post-employment costs		1,470		610		283
Life insurance income, net		(668)		(1,374)		(296)
Other, net		(162)		22		(230)
Total other expense (income), net	$	1,701	$	1,805	$	(2,200)

NOTE 16: SUBSEQUENT EVENTS

We have evaluated events and transactions occurring subsequent to June 30, 2023 through the date the financial statements were issued.

ITEM 9. <u>CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.</u>

None.

ITEM 9A. <u>CONTROLS AND PROCEDURES.</u>

<u>Evaluation of Disclosure Controls and Procedures</u>

The Company's management, under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), as of the end of the period covered by this report. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective.

<u>Management's Report on Internal Control over Financial Reporting</u>

The Management of Applied Industrial Technologies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President & Chief Executive Officer and the Vice President - Chief Financial Officer, Treasurer, & Principal Accounting Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's Management and Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of inherent limitations, internal control over financial reporting can provide only reasonable, not absolute, assurance with respect to the preparation and presentation of the consolidated financial statements and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of June 30, 2023. This evaluation was based on the criteria set forth in the framework "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management determined that the Company's internal control over financial reporting was effective as of June 30, 2023.

The effectiveness of the Company's internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Neil A. Schrimsher   /s/ David K. Wells
President & Chief Executive Officer   Vice President - Chief Financial Officer, Treasurer, & Principal Accounting Officer

August 11, 2023

<u>Changes in Internal Control Over Financial Reporting</u>

There have not been any changes in internal control over financial reporting during the quarter ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Applied Industrial Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 30, 2023, of the Company and our report dated August 11, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Cleveland, Ohio

August 11, 2023

ITEM 9B. <u>OTHER INFORMATION.</u>

During the fiscal quarter ended June 30, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408 of Regulation S-K).

ITEM 9C. <u>DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.</u>

Not applicable.

PART III

ITEM 10. <u>DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.</u>

The information required by this Item as to Applied's directors is incorporated by reference to Applied's proxy statement relating to the annual meeting of shareholders to be held October 24, 2023, under the caption "Item 1 - Election of Directors." The information required by this Item as to Applied's executive officers has been furnished in this report in Part I, after Item 4, under the caption "Information about our Executive Officers."

The information required by this Item regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to Applied's proxy statement, under the caption "Delinquent Section 16(a) Reports."

Applied's Code of Business Ethics applies to our employees, including our principal executive officer, principal financial officer, and principal accounting officer. The Code of Business Ethics is posted via hyperlink at the investor relations area of our www.applied.com website. In addition, amendments to and waivers from the Code of Business Ethics will be disclosed promptly at the same location.

Applied has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of Applied's securities by directors, officers, and employees.

Information regarding the composition of Applied's audit committee and the identification of audit committee financial experts serving on the audit committee is incorporated by reference to Applied's proxy statement, under the caption "Corporate Governance."

ITEM 11. <u>EXECUTIVE COMPENSATION.</u>

The information required by this Item is incorporated by reference to Applied's proxy statement for the annual meeting of shareholders to be held October 24, 2023, under the captions "Director Compensation," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report."

ITEM 12. <u>SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.</u>

Equity compensation plan information is incorporated herein by reference to Applied's proxy statement for the annual meeting of shareholders to be held October 24, 2023, under the caption "Equity Compensation Plan Information (as of June 30, 2023)".

Information concerning the security ownership of certain beneficial owners and management is incorporated by reference to Applied's proxy statement for the annual meeting of shareholders to be held October 24, 2023, under the caption "Holdings of Major Shareholders, Officers, and Directors."

ITEM 13. <u>CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.</u>

The information required by this Item is incorporated by reference to Applied's proxy statement for the annual meeting of shareholders to be held October 24, 2023, under the caption "Corporate Governance."

ITEM 14. <u>PRINCIPAL ACCOUNTANT FEES AND SERVICES.</u>

Principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34), fees and services required by this Item is incorporated by reference to Applied's proxy statement for the annual meeting of shareholders to be held October 24, 2023, under the caption "Item 5 - Ratification of Auditors."

PART IV

ITEM 15. <u>EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.</u>

(a)1. Financial Statements.

The following consolidated financial statements, notes thereto, the reports of independent registered public accounting firm, and supplemental data are included in Item 8 of this report:

- Report of Independent Registered Public Accounting Firm

- Statements of Consolidated Income for the Years Ended June 30, 2023, 2022, and 2021

- Statements of Consolidated Comprehensive Income for the Years Ended June 30, 2023, 2022, and 2021

- Consolidated Balance Sheets at June 30, 2023 and 2022

- Statements of Consolidated Cash Flows for the Years Ended June 30, 2023, 2022, and 2021

- Statements of Consolidated Shareholders' Equity For the Years Ended June 30, 2023, 2022, and 2021

- Notes to Consolidated Financial Statements for the Years Ended June 30, 2023, 2022, and 2021

- Supplementary Data:

(a)2. Financial Statement Schedule.

The following schedule is included in this Part IV, and is found in this report at the page indicated:

<u>Page No.</u>

Schedule II - Valuation and Qualifying Accounts: Pg. 66

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted because they are not required under the related instructions, are not applicable, or the required information is included in the consolidated financial statements and notes thereto.

(a)3. Exhibits.

* Asterisk indicates an executive compensation plan or arrangement.

<u>Exhibit No.</u>	<u>Description</u>
3.1	Amended and Restated Articles of Incorporation of Applied Industrial Technologies, Inc., as amended on October 25, 2005 (filed as Exhibit 3(a) to Applied's Form 10-Q for the quarter ended December 31, 2005, SEC File No. 1-2299, and incorporated here by reference).
3.2	Code of Regulations of Applied Industrial Technologies, Inc., as amended on October 19, 1999 (filed as Exhibit 3(b) to Applied's Form 10-Q for the quarter ended September 30, 1999, SEC File No. 1-2299, and incorporated here by reference).
4.1	Certificate of Merger of Bearings, Inc. (Ohio) and Bearings, Inc. (Delaware) filed with the Ohio Secretary of State on October 18, 1988, including an Agreement and Plan of Reorganization dated September 6, 1988 (filed as Exhibit 4(a) to Applied's Registration Statement on Form S-4 filed May 23, 1997, Registration No. 333-27801, and incorporated here by reference).
4.2	Amended and Restated Note Purchase and Private Shelf Agreement dated as of October 30, 2019, between Applied Industrial Technologies, Inc. and PGIM, Inc. (formerly known as Prudential Investment Management, Inc.), and certain of its affiliates (filed as Exhibit 10.1 to Applied's Form 8-K filed November 5, 2019, SEC File No. 1-2299, and incorporated here by reference).
4.3	Amendment No. 1 to Amended and Restated Note Purchase and Private Shelf Agreement dated as of March 26, 2021 between Applied Industrial Technologies, Inc. and PGIM, Inc. (formerly known as Prudential Investment Management, Inc.), and certain of its affiliates (filed as Exhibit 4.3 to Applied's Form 10-Q for the quarter ended March 31, 2021, SEC File No. 1-2299, and incorporated here by reference).
4.4	Amendment No. 2 to Amended and Restated Note Purchase and Private Shelf Agreement, dated as of December 9, 2021, between Applied and PGIM, Inc. (filed as Exhibit 10.2 to the Company's Form 8-K filed December 14, 2021, SEC File No. 1-2299, and incorporated here by reference).

4.5	Amendment No. 3 to Amended and Restated Note Purchase and Private Shelf Agreement, dated as of October 28, 2022, between Applied and PGIM, Inc. (filed as Exhibit 10.1 to the Company's Form 8-K filed November 1, 2022, SEC File No. 1-2299, as incorporated here by reference).
4.6	Credit Agreement dated as of December 9, 2021, among Applied Industrial Technologies, Inc., KeyBank National Association as Agent, and various financial institutions (filed as Exhibit 10.1 to the Company's Form 8-K filed December 14, 2021, SEC File No. 1-2299, and incorporated here by reference).
4.7	First Amendment Agreement, dated as of May 12, 2023, among Applied Industrial Technologies, Inc., KeyBank National Association as Agent, and the Lenders set forth therein.
4.8	Receivables Financing Agreement dated as of August 31, 2018, among AIT Receivables LLC, as borrower, PNC Bank, National Association, as administrative agent, Applied Industrial Technologies, Inc., as initial servicer, PNC Capital Markets LLC, as structuring agent and the additional persons from time to time party thereto, as lenders (filed as Exhibit 10.1 to Applied's Form 8-K filed September 6, 2018, SEC File No. 1-2299, and incorporated here by reference).
4.9	Amendment No. 1 to Receivables Financing Agreement and Reaffirmation of Performance Guaranty dated as of March 26, 2021 among AIT Receivables LLC, as borrower, PNC Bank, National Association, as administrative agent, Applied Industrial Technologies, Inc., as initial servicer, PNC Capital Markets LLC, as structuring agent and the additional persons from time to time party thereto, as lenders (filed as Exhibit 10.2 to Applied's Form 8-K filed March 29, 2021, SEC File No. 1-2299, and incorporated here by reference).
4.10	Amendment No. 2 to Receivables Financing Agreement and Reaffirmation of Performance Guaranty, dated as of May 12, 2023, by and among AIT Receivables, LLC, Applied Industrial Technologies, Inc., PNC Bank, National Association, Regions Bank, and PNC Capital Markets LLC.
4.11	Purchase and Sale Agreement dated as of August 31, 2018 among various entities listed on Schedule I thereto (including Applied Industrial Technologies, Inc.), as originators, Applied Industrial Technologies, Inc., as servicer, and AIT Receivables LLC, as buyer (filed as Exhibit 10.2 to Applied's Form 8-K filed September 6, 2018, SEC File No. 1-2299, and incorporated here by reference).
4.12	Amendment No. 1 to Purchase and Sale Agreement dated as of November 19, 2018 among Applied Industrial Technologies, Inc. and various of its affiliates, as originators, Applied Industrial Technologies, Inc., as servicer, and AIT Receivables LLC, as buyer(filed as Exhibit 4.10 to Applied's Form 10-Q for the quarter ended March 31, 2021, SEC File No. 1-2299, and incorporated here by reference).
4.13	Amendment No. 2 to Purchase and Sale Agreement dated as of March 26, 2021, among various entities listed on Schedule 1 thereto (including Applied Industrial Technologies, Inc.), as originators, Applied Industrial Technologies, Inc, as servicer, and AIT Receivables LLC, as buyer (filed as Exhibit 10.2 to Applied's Form 8-K filed March 29, 2021, SEC File No. 1-2299, and incorporated here by reference).
4.14	Description of Applied's securities (filed as Exhibit 4.7 to Applied's Form 10-K for the year ended June 30, 2020, SEC File No. 1-2299, and incorporated here by reference).
4.15	Amendment No. 3 to Receivables Financing Agreement and Reaffirmation of Performance Guaranty dated as of August 6, 2023 among AIT Receivables LLC, as borrower, PNC Bank, National Association, as administrative agent, Applied Industrial Technologies, Inc., as initial servicer, PNC Capital Markets LLC, as structuring agent, and the additional persons from time to time party thereto, as lenders (filed as Exhibit 10.1 to Applied's Form 8-K filed August 9, 2023, SEC File No. 1-2299, and incorporated here by reference).
4.16	Amendment No. 3 to Purchase and Sale Agreement dated as of August 4, 2023 among various entities listed on Schedule I thereto (including Applied Industrial Technologies, Inc.), as originators, Applied Industrial Technologies, Inc., as servicer, and AIT Receivables LLC, as buyer (filed as Exhibit 10.2 to Applied's Form 8-K filed August 9, 2023, SEC File No. 1-2299, and incorporated here by reference).
*10.1	A written description of Applied's director compensation program is incorporated by reference to Applied's proxy statement for the annual meeting of shareholders to be held October 24, 2023 under the caption "Director Compensation."
*10.2	Deferred Compensation Plan for Non-Employee Directors (Post-2004 Terms), in which Peter C. Wallace participates (filed as Exhibit 10.2 to Applied's Form 10-Q for the quarter ended December 31, 2008, SEC File No. 1-2299, and incorporated here by reference).
*10.3	Amendment to the Applied Industrial Technologies, Inc. Deferred Compensation Plan for Non-Employee Directors (Post-2004 Terms) (filed as Exhibit 10.1 to Applied's Form 10-Q for the quarter ended March 31, 2014, SEC File No. 1-2299, and incorporated here by reference).
*10.4	Form of Director and Officer Indemnification Agreement entered into between Applied and each of its directors and executive officers (filed as Exhibit 10(g) to Applied's Registration Statement on Form S-4 filed May 23, 1997, Registration No. 333-27801, and incorporated here by reference).
*10.5	2011 Long-Term Performance Plan (filed as Appendix to Applied's proxy statement for the annual meeting of shareholders held on October 25, 2011, SEC File No. 1-2299, and incorporated here by reference).

*10.6	2015 Long-Term Performance Plan (filed as Appendix to Applied's proxy statement for the annual meeting of shareholders held on October 27, 2015, SEC File No. 1-2299, and incorporated here by reference).
*10.7	2019 Long-Term Performance Plan, amended and restated (filed as Exhibit 10.3 to Applied's Form 10-Q for the quarter ended September 30, 2019, SEC File No. 1-2299, and incorporated here by reference).
*10.8	Non-Statutory Stock Option Award Terms and Conditions (Directors) (filed as Exhibit 10 to Applied's Form 8-K filed November 30, 2005, SEC File No. 1-2299, and incorporated here by reference).
*10.9	Restricted Stock Award Terms and Conditions (Directors) (filed as Exhibit 10.1 to Applied's Form 10-Q for the quarter ended March 31, 2020, SEC File No. 1-2299, and incorporated here by reference).
*10.10	Stock Appreciation Rights Award Terms and Conditions (Officers) (August 2020 revision) (filed as Exhibit 10.4 to Applied's Form 10-Q for the quarter ended September 30, 2020, SEC File No. 1-2299, and incorporated here by reference).
*10.11	Restricted Stock Units Terms and Conditions (filed as Exhibit 10.3 to Applied's Form 10-Q for the quarter ended September 30, 2020, SEC File No. 1-2299, and incorporated here by reference).
*10.12	Performance Shares Terms and Conditions (filed as Exhibit 10.2 to Applied's Form 10-Q for the quarter ended September 30, 2020, SEC File No. 1-2299, and incorporated here by reference).
*10.13	Stock Appreciation Rights Award Terms and Conditions (Officers) (August 2022 revision) (filed as Exhibit 10.1 to Applied Form 10-Q for the quarter ended September 30, 2022, SEC File No. 1-2299, and incorporated here by reference).
*10.14	Restricted Stock Units Terms and Conditions (Officers) (August 2022 revision) (filed as Exhibit 10.2 to Applied Form 10-Q for the quarter ended September 30, 2022, SEC File No. 1-2299, and incorporated here by reference).
*10.15	Performance Shares Terms and Conditions (August 2022 revision) (filed as Exhibit 10.3 to Applied Form 10-Q for the quarter ended September 30, 2022, SEC File No. 1-2299, and incorporated here by reference).
*10.16	Management Incentive Plan General Terms (filed as Exhibit 10.1 to Applied's Form 10-Q for the quarter ended September 30, 2020, SEC File No. 1-2299, and incorporated here by reference).
*10.17	Key Executive Restoration Plan, as amended and restated (filed as Exhibit 10.1 to Applied's Form 8-K filed August 16, 2013, SEC File No. 1-2299, and incorporated here by reference).
*10.18	Schedule of executive officer participants in the Key Executive Restoration Plan, as amended and restated.
*10.19	Supplemental Executive Retirement Benefits Plan (Restated Post-2004 Terms), in which Fred D. Bauer participates (filed as Exhibit 10.1 to Applied's Form 10-Q for the quarter ended December 31, 2008, SEC File No. 1-2299, and incorporated here by reference).
*10.20	First Amendment to the Applied Industrial Technologies, Inc. Supplemental Executive Retirement Benefits Plan (Restated Post-2004 Terms) (filed as Exhibit 10.1 to Applied's Form 8-K filed December 22, 2011, SEC File No. 1-2299, and incorporated here by reference).
*10.21	Second Amendment to the Applied Industrial Technologies, Inc. Supplemental Executive Retirement Benefits Plan (Restated Post-2004 Terms) (filed as Exhibit 10.1 to Applied's Form 8-K filed October 26, 2012, SEC File No. 1-2299, and incorporated here by reference).
*10.22	Supplemental Defined Contribution Plan (January 1, 1997 Restatement), the terms of which govern benefits vested as of December 31, 2004, for Fred D. Bauer (filed as Exhibit 10(m) to Applied's Registration Statement on Form S-4 filed May 23, 1997, Registration No. 333-27801, and incorporated here by reference).
*10.23	First Amendment to Supplemental Defined Contribution Plan effective as of October 1, 2000 (filed as Exhibit 10(a) to Applied's Form 10-Q for the quarter ended September 30, 2000, SEC File No. 1-2299, and incorporated here by reference).
*10.24	Second Amendment to Supplemental Defined Contribution Plan effective as of January 16, 2001 (filed as Exhibit 10(a) to Applied's Form 10-Q for the quarter ended March 31, 2001, SEC File No. 1-2299, and incorporated here by reference).
*10.25	Supplemental Defined Contribution Plan (Post-2004 Terms), restated effective as of January 1, 2017 (filed as Exhibit 10.27 to Applied's Form 10-K for the year ended June 30, 2017, SEC File No. 1-2299, and incorporated here by reference.)
*10.26	First Amendment to Supplemental Defined Contribution Plan (Post-2004 Terms) (filed as Exhibit 10.5 to Applied's 10-Q for the quarter ended September 30, 2020 SEC File No. 1-2299, and incorporated here by reference.)
*10.27	Consulting Agreement, dated January 27, 2023, between Applied and Fred Bauer (filed as Exhibit 10.1 to Applied's Form 10-Q for the quarter ended March 31, 2023, SEC File No. 1-2299, and incorporated here by reference).

*10.28	Severance Agreement for Neil A. Schrimsher (filed as Exhibit 10.2 to Applied's Form 8-K filed October 31, 2011, SEC File No. 1-2299, and incorporated here by reference).
*10.29	Amendment to Severance Agreement for Neil A. Schrimsher (filed as Exhibit 10.2 to Applied's Form 8-K filed October 26, 2012, SEC File No. 1-2299, and incorporated here by reference).
*10.30	Change in Control Agreement for Neil A. Schrimsher (filed as Exhibit 10.3 to Applied's Form 8-K filed October 31, 2011, SEC File No. 1-2299, and incorporated here by reference).
*10.31	Form of Change in Control Agreement for Kurt W. Loring, Jon S. Ploetz and David K. Wells (filed as Exhibit 10.3 to Applied's Form 10-Q for the quarter ended September 30, 2013, SEC File No. 1-2299, and incorporated here by reference).
*10.32	A written description of Applied's Life and Accidental Death and Dismemberment Insurance for executive officers (filed as Exhibit 10.33 to Applied's Form 10-K for the year ended June 30, 2017, SEC File No. 1-2299, and incorporated here by reference).
*10.33	A written description of Applied's Long-Term Disability Insurance for executive officers (filed as Exhibit 10.34 to Applied's Form 10-K for the year ended June 30, 2017, SEC File No. 1-2299, and incorporated here by reference).
*10.34	A written description of Applied's Retiree Health Care Coverage for Neil A. Schrimsher and Fred D. Bauer (filed as Exhibit 10.35 to Applied's Form 10-K for the year ended June 30, 2017, SEC File No. 1-2299, and incorporated here by reference).
19	Applied's Insider Trading Policy
21	Applied's subsidiaries at June 30, 2023.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of attorney.
31	Rule 13a-14(a)/15d-14(a) certifications.
32	Section 1350 certifications.
95	Mine safety and health disclosure.
101	The following financial information from Applied Industrial Technologies, Inc.'s Annual Report on Form 10-K for the year ended June 30, 2023, formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Statements of Consolidated Income, (ii) the Statements of Consolidated Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Statements of Consolidated Cash Flows, (v) the Statements of Consolidated Shareholders' Equity, and (vi) the Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Applied will furnish a copy of any exhibit described above and not contained herein upon payment of a specified reasonable fee, which shall be limited to Applied's reasonable expenses in furnishing the exhibit.

Certain instruments with respect to long-term debt have not been filed as exhibits because the total amount of securities authorized under any one of the instruments does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish to the Securities and Exchange Commission, upon request, a copy of each such instrument.

ITEM 16. FORM 10-K SUMMARY.

Not applicable.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. & SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED JUNE 30, 2023, 2022, AND 2021
(in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E
DESCRIPTION	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Additions (Deductions) Charged to Other Accounts	Deductions from Reserve	Balance at End of Period
Year Ended June 30, 2023					
Reserve deducted from assets to which it applies —					
Accounts receivable:					
Allowance for doubtful accounts	$ 17,522	$ 5,619	$ —	$ 807 (B)	$ 22,334
Returns reserve	10,522	—	2,113 (A)	—	12,635
	$ 28,044	$ 5,619	$ 2,113	$ 807	$ 34,969
Year Ended June 30, 2022					
Reserve deducted from assets to which it applies —					
Accounts receivable:					
Allowance for doubtful accounts	$ 16,455	$ 3,193	$ —	$ 2,126 (B)	$ 17,522
Returns reserve	9,772	—	750 (A)	—	10,522
	$ 26,227	$ 3,193	$ 750	$ 2,126	$ 28,044
Year Ended June 30, 2021					
Reserve deducted from assets to which it applies —					
Accounts receivable:					
Allowance for doubtful accounts	$ 13,661	$ 6,540	$ —	$ 3,746 (B)	$ 16,455
Returns reserve	9,883	—	(111) (A)	—	9,772
	$ 23,544	$ 6,540	$ (111)	$ 3,746	$ 26,227

(A) Amounts in the years ending June 30, 2023, 2022 and 2021 represent reserves recorded for the return of merchandise by customers. The Company adopted ASC 606 - Revenue from Contracts with Customers effective July 1, 2018 which requires the Company's sales returns reserve to be established at the gross sales value with an asset established for the value of the expected product to be returned.

(B) Amounts represent uncollectible accounts charged off.

<u>SIGNATURES.</u>

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.

/s/ Neil A. Schrimsher	/s/ David K. Wells
Neil A. Schrimsher President & Chief Executive Officer	David K. Wells Vice President-Chief Financial Officer, Treasurer, & Principal Accounting Officer

Date: August 11, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

*	*
Madhuri A. Andrews, Director	Shelly M. Chadwick, Director
*	*
Mary Dean Hall, Director	Dan P. Komnenovich, Director
*	*
Robert J. Pagano, Jr., Director	Vincent K. Petrella, Director
*	/s/ Neil A. Schrimsher
Joe A. Raver, Director	Neil A. Schrimsher, President & Chief Executive Officer and Director
*	
Peter C. Wallace, Director and Chairman	

/s/ Jon S. Ploetz

Jon S. Ploetz, as attorney in fact
for persons indicated by "*"

Date: August 11, 2023

Shareholder Information

Applied Industrial Technologies, Inc. common stock is listed on the New York Stock Exchange under the symbol AIT. The Company is identified in most financial listings as "AppliedIndlTch."

Research on Applied Industrial Technologies is available through:

Keybanc Capital Markets

Ken Newman
216/689-3184

Baird

David Manthey
813/288-8503

Loop Capital

Chris Dankert
310/439-5591

Shareholder Inquiries

Requests to transfer Applied Industrial Technologies, Inc. shares and all correspondence regarding address change information, duplicate mailings, missing certificates, failure to receive dividend checks in a timely manner or to participate in the Company's direct stock purchase program should be directed to the Company's transfer agent and registrar:

Computershare

P.O. Box 43078
Providence, RI 02940-3078
800/988-5291

Investor relations inquiries should be directed to:

Ryan D. Cieslak

Director – Investor Relations & Treasury
Applied Industrial Technologies
1 Applied Plaza
Cleveland, OH 44115
Telephone: 216/426-4887
E-mail: rcieslak@applied.com

Annual Report On Form 10-K

The Applied Industrial Technologies, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2023, including the financial statements and schedules thereto, is available at our website www.Applied.com. It is also available without charge upon written request to the Director – Investor Relations & Treasury at the address shown.

Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 a.m., Tuesday, October 24, 2023, at the Corporate Headquarters of Applied Industrial Technologies:
1 Applied Plaza
East 36th and Euclid Avenue
Cleveland, Ohio 44115

Reconciliation of Net Income and Net Income Per Share to Adjusted Net Income and Adjusted Net Income Per Share

In thousands, except per share amounts	FY2023 Net Income	FY2023 Per Share Diluted Impact	FY2022 Net Income	FY2022 Per Share Diluted Impact
Net Income and Net Income Per Share	**$346,739**	**$8.84**	**$257,414**	**$6.58**
Adjustments				
Tax valuation allowance adjustment, net	(3,657)	(0.09)	-	-
Adjusted Net Income and Net Income Per Share	**$343,082**	**$8.75**	**$257,414**	**$6.58**

Reconciliation of EBITDA

In thousands	FY2023	FY2022
Net Income	**$346,739**	**$257,414**
Adjustments		
Interest expense, net	21,639	26,263
Income tax expense	103,072	72,376
Depreciation and amortization of property	22,266	21,676
Amortization of intangibles	30,805	31,879
EBITDA	**$524,521**	**$409,608**

Reconciliation of Free Cash Flow

In thousands	FY2023	FY2022
Cash provided by operating activities	$343,966	$187,570
Capital expenditures	(26,476)	(18,124)
Free Cash Flow	**$317,490**	**$169,446**

Comparison of Five-Year Cumulative Total Return

Applied Industrial Technologies, Inc., Standard & Poor's 500, and Dow Jones US Industrial Suppliers Index
(Performance Results from 7/1/2018 through 6/30/2023)

	2018	2019	2020	2021	2022	2023
Applied Industrial Technologies, Inc.	100.00	89.44	92.68	137.56	147.26	224.16
Standard & Poor's 500	100.00	110.42	118.70	167.13	149.39	178.66
Dow Jones US Industrial Suppliers Index	100.00	106.19	129.01	172.92	167.67	238.68

Assumes $100 invested at the close of trading 6/30/2018 in Applied Industrial Technologies, Inc. common stock, Standard & Poor's 500, and Dow Jones US Industrial Suppliers Index.

Cumulative total return assumes reinvestment of dividends.



Source: Zacks Investment Research, Inc.



Corporate Headquarters
1 Applied Plaza
Cleveland, Ohio 44115
216/426-4000
Applied.com